SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 February 2021
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 24 February 2021 re: 2020 Full Year Results

2020 Results

News Release

Lloyds Banking Group plc

24 February 2021

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the year ended 31 December 2020.

Statutory basis: Statutory profit before tax and statutory profit after tax are included within this document. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance:

●
Restructuring, including severance-related costs, property transformation, technology research and development, regulatory programmes and merger, acquisition and integration costs

●
Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets

●
Payment protection insurance provisions

Analysis of lending and expected credit loss (ECL) allowances are presented on an underlying basis and reconciled to figures prepared on a statutory basis where appropriate. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances.

Unless otherwise stated, income statement commentaries throughout this document compare the year ended 31 December 2020 to the year ended 31 December 2019, and the balance sheet analysis compares the Group balance sheet as at 31 December 2020 to the Group balance sheet as at 31 December 2019.

Segmental information: During the year ended 31 December 2020, the Group migrated certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail. In addition, Commercial Banking has been resegmented to reflect the division’s new client coverage model and is now analysed according to SME, Mid Corporates, Corporate and Institutional, and Other. The Group has also revised its approach to internal funding charges, including the adoption of the Sterling Overnight Index Average (SONIA) interest rate benchmark in place of the London Inter-bank Offered Rate (LIBOR). Comparatives have been restated accordingly.

Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. Further information on these measures is set out on page 1.

RESULTS FOR THE FULL YEAR

“The impact of the coronavirus pandemic on the people, businesses and communities in the UK and around the world in 2020 has been profound. We remain absolutely focused on working together with all of our stakeholders to support our customers and ensure a sustainable recovery.

The Group's unique business model, customer focused strategy and transformation in recent years positioned us well to respond effectively to the needs of our customers in 2020. At the same time, the Group’s financial performance in the year has been impacted by the pandemic. We are now seeing positive developments in the business, including growth of £10.2 billion in the open mortgage book in the second half of the year and total deposits up £39 billion in the year, the latter given curtailed retail spending and inflows to our trusted brands. Despite the significant impairment charge taken in the year, predominantly in the first half, the Group has delivered a statutory profit after tax of £1.4 billion. Further, the Group’s strong capital position has also enabled us to resume capital distributions with a dividend of 0.57 pence per share.

I am deeply proud of the vital work that has been done by Lloyds Banking Group to support the UK economy and to help Britain recover throughout 2020. I would again like to express my sincere gratitude to all of my colleagues, who continue to demonstrate extraordinary resilience and dedication as they serve their customers in very difficult circumstances. Our people went to incredible lengths to support customers most in need in 2020 and their efforts continue to ensure that customers and communities receive the services they need.

Looking forward, significant uncertainties remain, specifically relating to the coronavirus pandemic and the speed and efficacy of the vaccination programme in the UK and around the world. I remain confident that the Group’s clear purpose, unique business model, significant competitive advantages and the customer focused evolution of our strategy we have announced will ensure that the Group is able to Help Britain Recover and in so doing, help transition to a sustainable economy.”

António Horta-Osório

Group Chief Executive

Successfully supporting customers, colleagues and communities through the pandemic

●
Over £12 billion lending to businesses through Government-backed schemes, including Bounce Back Loan, Coronavirus Business Interruption Loan and Coronavirus Large Business Interruption Loan schemes

●
Around 1.3 million payment holidays granted to retail customers and 34,000 capital repayment holidays to small businesses and corporates to alleviate temporary financial pressures whilst also supporting a number of Corporate and Institutional clients with Covid Corporate Financing Facility advances

●
More than 50,000 colleagues working from home for most of 2020, increased from up to 15,000 before the pandemic

●
c.90 per cent of branches remained open through the pandemic, enabling the Group to continue to serve customers

Resilient financial performance in a highly challenging macroeconomic environment

●
Net income of £14.4 billion, down 16 per cent with net interest income of £10.8 billion, down 13 per cent. Net interest margin of 2.52 per cent, reflecting lower rates, actions taken to support customers and changes in asset mix, including growth in high quality UK mortgages and lower levels of unsecured lending; average interest-earning assets stable at £435 billion. Other income of £4.5 billion, impacted by lower levels of customer activity, the impact of negative assumption changes in Insurance and Wealth and lower non-recurring items

●
Total costs of £8.0 billion, 4 per cent lower, enabling continued investment in digital projects and enhanced support for customers during the pandemic

●
Trading surplus of £6.4 billion, a reduction of 27 per cent although providing significant capacity to absorb impairment impact of the coronavirus crisis

●
Impairment charge of £4.2 billion, including £3.8 billion in the first half, primarily reflecting a significant deterioration in the economic outlook and including a management overlay of £400 million applied in the second half, given ongoing uncertainties as a result of coronavirus

●
Statutory profit before tax of £1.2 billion and statutory profit after tax of £1.4 billion, both impacted by lower income and the increased impairment charge; tangible net asset value per share of 52.3 pence

Strong balance sheet and capital position

●
Loans and advances broadly in line with prior year at £440.2 billion with growth in the open mortgage book and Government-backed lending of £11.1 billion (£12.4 billion approved at 12 February 2021), more than offsetting lower balances in unsecured Retail, Corporate and Institutional, and the closed mortgage book

●
Open mortgage book up £7.2 billion in the year, including £10.2 billion in the second half and with a strong pipeline

●
Customer deposits up £38.9 billion in the year to £450.7 billion with Retail current accounts up 27 per cent having grown ahead of the market

●
Loan to deposit ratio of 98 per cent, providing a strong liquidity position and significant potential to lend into recovery

●
Board has recommended a final ordinary dividend of 0.57 pence per share, the maximum allowed under the regulator's guidelines

●
CET1 ratio of 16.4 per cent before dividends and 16.2 per cent after, both significantly ahead of the ongoing target of c.12.5 per cent, plus a management buffer of c.1 per cent and regulatory requirements of c.11 per cent

Significant transformation achieved under the third phase of the Group’s strategy (GSR3)

In 2018 we launched our ambitious strategy to transform the Group for success in a digital world and over the last three years we have invested £2.8 billion across our four strategic pillars, enabling us to:

●
Develop a leading customer experience; including the largest digital bank in the UK with 17.4 million digitally active customers and 12.5 million mobile app users with record NPS, alongside the largest UK branch network

●
Further digitise the Group; by progressively modernising and simplifying the IT architecture across 78 per cent of the Group’s cost base whilst continuing to migrate applications to private cloud

●
Maximise Group capabilities; by exceeding the £6 billion target for increasing net lending to start-ups, SMEs and Mid Market clients over the three years, whilst surpassing the 2020 target of £18 billion gross new lending to these businesses and also extending the Group’s unique Single Customer View functionality to c.6.5 million customers

●
Transform ways of working; by delivering 5.3 million hours of future skills training and 65 per cent of change using agile methodologies

Strategic Review 2021

Strategic Review 2021 builds on our core capabilities and the strong foundations from previous strategic reviews, while reinforcing our customer focus. We have made significant progress in recent years, leveraging the unique strengths and assets of the Group, including our purpose driven and customer focused business model, our low risk approach to business, our market leading efficiency and our leading multi-channel propositions, including the largest digital bank and branch network in the UK. Strategic Review 2021 will deliver co-ordinated growth opportunities in our two core customer segments, supported by enhanced capabilities in four areas. With 2021 execution underpinned by long-term strategic vision, we aim to:

●
Significantly deepen our customer relationships across banking, insurance and wealth, building our position as the preferred financial partner for personal customers

●
Build a leading digital SME proposition and a disciplined and strengthened Corporate and Institutional client offering, enabling the Group to be the best bank for business

●
Further enhance and leverage core capabilities, including through a modernised technology architecture, integrated payment solutions, a truly data-driven organisation and reimagined ways of working for our colleagues

2021 guidance, based on our current economic assumptions, reflects confidence in the Group’s unique business model and customer focused strategy

●
Net interest margin to be in excess of 240 basis points

●
Operating costs to reduce further to c.£7.5 billion

●
Net asset quality ratio to be below 40 basis points

●
Improving profitability with statutory return on tangible equity of between 5 and 7 per cent (on the new basis)

●
Risk-weighted assets in 2021 to be broadly stable on 2020

●
Intention to accrue dividends and resume progressive and sustainable ordinary dividend policy

INCOME STATEMENT − UNDERLYING BASIS

	2020	2019	Change
	£m	£m	%

Net interest income	10,773	12,377	(13)
Other income	4,515	5,732	(21)
Operating lease depreciation	(884)	(967)	9
Net income	14,404	17,142	(16)
Operating costs	(7,585)	(7,875)	4
Remediation	(379)	(445)	15
Total costs	(7,964)	(8,320)	4
Trading surplus	6,440	8,822	(27)
Impairment	(4,247)	(1,291)
Underlying profit	2,193	7,531	(71)
Restructuring	(521)	(471)	(11)
Volatility and other items	(361)	(217)	(66)
Payment protection insurance provision	(85)	(2,450)
Statutory profit before tax	1,226	4,393	(72)
Tax credit (expense)	161	(1,387)
Statutory profit after tax	1,387	3,006	(54)

Earnings per share	1.2p	3.5p	(66)
Dividends per share – ordinary	0.57p	1.12p

Banking net interest margin	2.52%	2.88%	(36)bp
Average interest-earning banking assets	£435bn	£435bn	—
Cost:income ratio	55.3%	48.5%	6.8pp
Asset quality ratio	0.96%	0.29%	67bp
Return on tangible equity – existing basis	3.7%	7.8%	(4.1)pp
Return on tangible equity – new basis	2.3%	6.6%	(4.3)pp

KEY BALANCE SHEET METRICS

	At 31 Dec 2020	At 31 Dec 2019	Change%

Loans and advances to customers1	£440bn	£440bn	—
Customer deposits2	£451bn	£412bn	9
Loan to deposit ratio	98%	107%	(9)pp
CET1 ratio3,4	16.2%	13.8%	2.4pp
CET1 ratio pre IFRS 9 transitional relief3,4	15.0%	13.4%	1.6pp
Transitional MREL ratio3,4	36.4%	32.6%	3.8pp
UK leverage ratio3,4	5.8%	5.2%	0.6pp
Risk-weighted assets3	£203bn	£203bn	—
Tangible net assets per share	52.3p	50.8p	1.5p

1
Excludes reverse repos of £58.6 billion (31 December 2019: £54.6 billion).

2
Excludes repos of £9.4 billion (31 December 2019: £9.5 billion).

3
The CET1, MREL and leverage ratios and risk-weighted assets at 31 December 2019 are reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in the subsequent first quarter period. The CET1 ratio pre IFRS 9 transitional relief reflects the full impact of IFRS 9, prior to the application of transitional arrangements. Excluding dividend accrual, the CET1 ratio at 31 December 2020 was 16.4 per cent.

4
CET1 ratios at 31 December 2020 include an increase of 51 basis points following the implementation of the revised capital treatment of intangible software assets. The benefit through CET1 capital is reflected through the MREL and leverage ratios.

QUARTERLY INFORMATION

	Quarter ended 31 Dec 2020	Quarter ended 30 Sep 2020	Quarter ended 30 Jun 2020	Quarter ended 31 Mar 2020	Quarter ended 31 Dec 2019	Quarter ended 30 Sep 2019	Quarter ended 30 Jun 2019	Quarter ended 31 Mar 2019
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,677	2,618	2,528	2,950	3,102	3,130	3,062	3,083
Other income	1,066	988	1,235	1,226	1,267	1,315	1,594	1,556
Operating lease depreciation	(150)	(208)	(302)	(224)	(236)	(258)	(254)	(219)
Net income	3,593	3,398	3,461	3,952	4,133	4,187	4,402	4,420
Operating costs	(2,028)	(1,858)	(1,822)	(1,877)	(2,058)	(1,911)	(1,949)	(1,957)
Remediation	(125)	(77)	(90)	(87)	(219)	(83)	(123)	(20)
Total costs	(2,153)	(1,935)	(1,912)	(1,964)	(2,277)	(1,994)	(2,072)	(1,977)
Trading surplus	1,440	1,463	1,549	1,988	1,856	2,193	2,330	2,443
Impairment	(128)	(301)	(2,388)	(1,430)	(341)	(371)	(304)	(275)
Underlying profit	1,312	1,162	(839)	558	1,515	1,822	2,026	2,168
Restructuring	(233)	(155)	(70)	(63)	(191)	(98)	(56)	(126)
Volatility and other items	(202)	29	233	(421)	122	126	(126)	(339)
Payment protection insurance provision	(85)	—	—	—	—	(1,800)	(550)	(100)
Statutory profit (loss) before tax	792	1,036	(676)	74	1,446	50	1,294	1,603
Tax (expense) credit	(112)	(348)	215	406	(427)	(288)	(269)	(403)
Statutory profit (loss) after tax	680	688	(461)	480	1,019	(238)	1,025	1,200

Banking net interest margin	2.46%	2.42%	2.40%	2.79%	2.85%	2.88%	2.89%	2.91%
Average interest-earning banking assets	£437bn	£436bn	£435bn	£432bn	£437bn	£435bn	£433bn	£433bn

Cost:income ratio	59.9%	56.9%	55.2%	49.7%	55.1%	47.6%	47.1%	44.7%

Asset quality ratio	0.11%	0.27%	2.16%	1.30%	0.30%	0.33%	0.27%	0.25%
Gross asset quality ratio	0.16%	0.28%	2.19%	1.35%	0.39%	0.40%	0.38%	0.30%

Return on tangible equity – existing basis	7.2%	7.4%	(4.8%)	5.0%	11.0%	(2.8%)	10.5%	12.5%
Return on tangible equity – new basis	5.9%	6.0%	(6.1%)	3.7%	9.8%	(4.0%)	9.3%	11.4%

Loans and advances to customers1	£440bn	£439bn	£440bn	£443bn	£440bn	£447bn	£441bn	£441bn
Customer deposits2	£451bn	£447bn	£441bn	£428bn	£412bn	£419bn	£418bn	£417bn
Loan to deposit ratio	98%	98%	100%	103%	107%	107%	106%	106%
Risk-weighted assets3	£203bn	£205bn	£207bn	£209bn	£203bn	£209bn	£207bn	£208bn
Tangible net assets per share	52.3p	52.2p	51.6p	57.4p	50.8p	52.0p	53.0p	53.4p

1
Excludes reverse repos.

2
Excludes repos.

3
Risk-weighted assets at 30 June 2019 and 31 December 2019 are reported on a pro forma basis reflecting the Insurance dividend paid to the Group in the subsequent reporting period.

BALANCE SHEET ANALYSIS

At 31 Dec 2020		At 30 Sep 2020	Change	At 30 Jun 2020	Change	At 31 Dec 2019	Change
	£bn	£bn	%	£bn	%	£bn	%

Loans and advances to customers
Open mortgage book	277.3	270.6	2	267.1	4	270.1	3
Closed mortgage book	16.5	17.0	(3)	17.5	(6)	18.5	(11)
Credit cards	14.3	14.8	(3)	15.2	(6)	17.7	(19)
UK Retail unsecured loans	8.0	8.2	(2)	8.2	(2)	8.4	(5)
UK Motor Finance	14.7	14.8	(1)	15.3	(4)	15.6	(6)
Overdrafts	0.9	1.0	(10)	1.0	(10)	1.3	(31)
Retail other1	10.4	10.2	2	9.7	7	9.0	16
SME2	40.6	40.0	2	38.4	6	32.1	26
Mid Corporates3	4.1	4.4	(7)	4.6	(11)	5.3	(23)
Corporate and Institutional3	46.0	50.2	(8)	55.0	(16)	54.6	(16)
Commercial Banking other	4.3	4.6	(7)	5.0	(14)	5.2	(17)
Wealth	0.9	0.9	—	0.9	—	0.9	—
Central items	2.2	2.5	(12)	2.5	(12)	1.7	29
Loans and advances to customers4	440.2	439.2	—	440.4	—	440.4	—

Customer deposits
Retail current accounts	97.4	91.7	6	87.5	11	76.9	27
Commercial current accounts2,5	47.6	45.7	4	44.2	8	34.9	36
Retail relationship savings accounts	154.1	149.9	3	148.5	4	144.5	7
Retail tactical savings accounts	14.0	12.5	12	12.7	10	13.3	5
Commercial deposits2,6	122.7	132.9	(8)	133.8	(8)	127.6	(4)
Wealth	14.1	13.6	4	13.5	4	13.7	3
Central items	0.8	0.9	(11)	0.9	(11)	0.9	(11)
Total customer deposits7	450.7	447.2	1	441.1	2	411.8	9

Total assets	871.3	868.9	—	873.0	—	833.9	4
Total liabilities	821.9	819.4	—	824.1	—	786.1	5

Shareholders’ equity	43.3	43.4	—	42.8	1	41.7	4
Other equity instruments	5.9	5.9	—	5.9	—	5.9	—
Non-controlling interests	0.2	0.2	—	0.2	—	0.2	—
Total equity	49.4	49.5	—	48.9	1	47.8	3

Ordinary shares in issue, excluding own shares	70,812m	70,776m	—	70,735m	—	70,031m	1

1
Primarily Europe.

2
Includes Retail Business Banking.

3
Commercial Banking segmentation has been updated to reflect new client coverage model.

4
Excludes reverse repos.

5
Primarily non-interest-bearing Commercial Banking current accounts.

6
Primarily Commercial Banking interest-bearing accounts.

7
Excludes repos.
GROUP CHIEF EXECUTIVE’S STATEMENT

The impact of the coronavirus pandemic on the people, businesses and communities in the UK and around the world in 2020 has been profound. Many countries, including the UK, have seen unprecedented levels of economic contraction as a result of lockdown measures, as well as comprehensive and co-ordinated Government support measures. In this environment, we remain absolutely focused on working with all our stakeholders to support our customers and ensure a sustainable recovery.

The Group’s successful ongoing transformation, continued investment and growing franchise strength positioned us well to face the pandemic. In response to the challenging economic environment, we provided around 1.3 million payment holidays on mortgages, loans, credit cards and motor finance products while we also set up dedicated phone lines for customers over 70 years old and for customers who are working on the frontline in the NHS. We are also providing significant support for our business clients, providing more than £31 billion of gross lending to small and medium sized businesses, including Government-backed lending. Within Insurance and Wealth, we have supported the NHS by providing free additional insurance cover to its workers and by alleviating pressure on GPs with a reduction in medical evidence required for insurance claims.

The Group has benefited from its multi-brand, multi-channel distribution model during the pandemic, as we have been able to continue serving customers through the UK's leading digital bank, the largest branch network in the UK and our telephony centres. I am particularly pleased with how quickly the Group adapted to the initial lockdown and how well our digital banking proposition has performed in a period of significantly heightened usage. Our infrastructure has been highly resilient, with around 90 per cent of our branches remaining open while our digital channels have performed well, attaining record levels of customer satisfaction despite significantly increased usage.

Once again I would like to express my gratitude to all of our colleagues for their resilience, dedication and hard work throughout 2020. Our people have retained their clear focus on supporting their customers and Helping Britain Prosper in very challenging circumstances. I am proud of everything the Group has done to support the UK economy in 2020. This would not have been possible without the exemplary dedication of our colleagues.

Given our clear UK focus, the Group’s financial performance is inextricably linked to the health of the UK economy and thereby the impact of the coronavirus pandemic. Significant uncertainties remain relating to the pandemic, the third national lockdown and the speed and efficacy of the vaccination programme. Nonetheless, the Group’s purpose, unique business model, competitive advantages and ambitious strategic evolution will ensure that it will be able to Help Britain Recover from the crisis whilst delivering long-term sustainable returns for our shareholders.

Financial performance

In the context of the pandemic, statutory profit after tax was £1.4 billion. This was 54 per cent lower than 2019 and earnings per share of 1.2 pence were down 66 per cent. Lower profits were significantly due to the impairment charge of £4.2 billion in 2020 (2019: £1.3 billion), primarily reflecting the deterioration in the economic outlook. Trading surplus of £6.4 billion was down 27 per cent on 2019, reflecting continued revenue pressures partly offset by lower total costs. Our relentless focus on cost efficiencies has led to a 4 per cent reduction in operating costs despite absorbing additional coronavirus-related expenses during 2020.

Loans and advances were broadly in line with prior year at £440.2 billion. Growth in the open mortgage book of £7.2 billion, including £10.2 billion in the second half of the year, and £11.1 billion (£12.4 billion approved at 12 February 2021) of Government-backed lending, more than offset lower unsecured Retail balances and other Corporate and Institutional lending, as well as the continued reduction in the closed mortgage book.

The Group’s capital position remains strong with a CET1 ratio of 16.4 per cent before allowing for ordinary dividends and 16.2 per cent after dividends, both ahead of the Board’s ongoing target of c.12.5 per cent, plus a management buffer of c.1 per cent. Given our strong capital position at the year end and the regulator’s clarification that banks may resume capital distributions, the Board has recommended a final ordinary dividend of 0.57 pence per share, the maximum allowed under the Prudential Regulation Authority's temporary framework on 2020 distributions.

CHIEF EXECUTIVE’S STATEMENT (continued)

Strategic progress

The Group’s previous three-year strategic plan was launched in February 2018 and we have now achieved our ambitious target of transforming the Group for success in a digital world by investing £2.8 billion across our four strategic pillars.

Leading customer experience

In 2020, we successfully built on our track record of improving customer propositions, even in the context of our focus on supporting our customers and ensuring operational resilience during the coronavirus crisis. The pandemic has accelerated the shift towards digital for everyday banking needs. We are the largest digital bank in the UK and have seen our digitally-active customer base increase to 17.4 million customers, while our active mobile app users have increased by nearly two million in 2020 to 12.5 million customers. At the same time, we have continued to enhance our digital propositions, with a focus on convenience and control. As a consequence, we have seen our digital customer satisfaction scores improve to a year end record high of 67.

Alongside creating the UK’s leading digital bank, we have maintained the UK’s largest branch network. We have managed to keep around 90 per cent of our branches open during the coronavirus pandemic, using appropriate safeguarding measures. In addition, we have maintained our ATM network at over 95 per cent capacity and have set up dedicated telephone lines for our customers over 70 years old and those working on the frontline in the NHS.

Digitising the Group

We have accelerated the digitisation of the Group by progressively modernising and simplifying the IT architecture, continuing to digitise customer journeys and migrating applications to private cloud. We have now digitised 78 per cent of the Group’s cost base, ahead of our GSR3 target of 70 per cent. With cumulative technology spend of more than £4 billion over GSR3, our ongoing focus on transforming the business and investing in digital enabled us to respond effectively to the accelerated shift to digital channels brought about by the coronavirus pandemic. The proportion of products originated via digital channels increased significantly in 2020, up 10 percentage points to 85 per cent, our highest level to date.

Despite this significant progress, we are only just starting to see the transformation that technology is enabling. Customers will increasingly expect to interact with us in a more effective, agile and personalised way. To compete effectively against new entrants and respond to these evolving customer expectations, we need to continue to transform how we work, replace some of our legacy systems and enhance our use of data across the business. Some of this development will be internal but we will also increasingly use partnerships with specialist technology and fintech providers.

Maximising Group capabilities

We have actively supported our Commercial Banking clients through the pandemic, exceeding our £6 billion target for increasing net lending to start-ups, SME and Mid Market clients over the last three years. Outside of our support for the Government lending schemes, in 2020 we also achieved our £18 billion commitment for gross lending to UK businesses.

In 2020 we increased the number of customers with access to our unique Single Customer View capability by c.1.5 million to c.6.5 million. We also expanded the scope of Single Customer View to include Halifax Share Dealing so that customers with this functionality are now able to view their pensions and investment portfolios alongside their banking products. We have seen cumulative growth in open book assets under administration of £46 billion, or 69 per cent, over the GSR3 period to £113 billion, only narrowly missing the £50 billion growth target despite challenging market conditions.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Transforming ways of working

The coronavirus pandemic is having significant implications for our colleagues, in both their personal and professional lives. These include accelerating the transition to new ways of working for the majority of the Group and accentuating the skills that we have sought to develop over the course of GSR3. Since March 2020, more than 50,000 colleagues (over 70 per cent of our workforce) have worked remotely and we have increased our adoption of remote working tools to greatly increase collaboration and support more agile working practices.

In 2020 we delivered an additional 2.1 million training hours to develop the skills for the future, taking the total to 5.3 million hours over the course of GSR3, ahead of our target. In addition, the proportion of change programmes delivered using agile methodologies has increased to 65 per cent over the course of GSR3, ahead of our target of 50 per cent.

Our 2020 Colleague Survey received almost 50,000 responses and showed positive increases in all main areas, including overall engagement up 7 percentage points to 81 per cent. This reflects the highest level since measurement started in 2011 and is above the UK high-performing norm.

Strategic Review 2021

Today's environment continues to evolve and provide new challenges. The macroeconomic environment remains uncertain, whilst we are witnessing increasing societal expectations, an accelerated shift to digital and new technology capabilities in the context of the pandemic driving a step change in ways of working.

Throughout 2020 the management team, in conjunction with the Board, have worked on developing an evolution of our strategy to address these issues. We have made significant progress in recent years, leveraging the unique strengths and assets of the Group, including our purpose driven and customer focused business model, our low risk approach to business, our market leading efficiency and our leading multi-channel propositions, including the largest digital bank and branch network in the UK. This has created the platform for Strategic Review 2021, the next stage of our journey.

The Group has a clear purpose of Helping Britain Prosper, which drives our strategy. Given the pandemic and the challenging macroeconomic environment, our focus for 2021 is Helping Britain Recover. This is in the context of delivering co-ordinated growth opportunities by building the UK’s preferred financial partner for personal customers and the best bank for business. Delivery of the Group's customer focused ambitions in our two main segments, will be underpinned by the enhancement of four core capabilities within our business. These capabilities focus on delivering a modernised technology architecture, building an integrated payments platform, creating a data-driven organisation and implementing reimagined ways of working. Strategic execution in 2021, supported by increased investment, is underpinned by long-term strategic vision in these customer segments and capabilities.

Helping Britain Prosper

We recognise that the focus of the Group's purpose must evolve in response to the current environment with changing societal and customer needs and expectations. Given our focus on the UK, we are dedicated to helping our customers, clients, colleagues and communities get through the coronavirus pandemic and rebuild livelihoods, whilst delivering long-term sustainable success for shareholders. Our core values underpin our purpose to Help Britain Prosper. With this in mind, our focus for the near-term will be to Help Britain Recover.

We are committed to supporting a sustainable recovery which supports all of the people and regions in our society. In 2021, we will Help Britain Recover by concentrating on five key areas where we can make the most difference, all of which are embedded in our business strategy. This is discussed further in the Strategic Review 2021 section, below.

●
Help rebuild households’ financial health and wellbeing

●
Support businesses across the UK to recover, adapt and grow

●
Expand availability of affordable and quality homes

●
Accelerate the transition to a low carbon economy

●
Build an inclusive society and organisation

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

The Group is committed to helping the UK transition to a sustainable low carbon economy. We continue to make progress in implementing our financed emissions reduction ambition on the path to net zero by 2050 or sooner, working with customers, Government and the market to help reduce the emissions we finance. In so doing, we are also focusing on enhancing our green finance products and services. This includes supporting renewable energy projects since the start of 2018 that could power the equivalent of 10.1 million homes, more than doubling the number of electric vehicles we finance, raising around £2.9 billion funding in green and sustainable bonds for our clients since 2016 and offering pensions to our customers and colleagues with sustainable investment choices.

We are working hard to tackle social disadvantage across Britain. In 2020, the Group’s four independent charitable Foundations received £25.5 million of funding, enabling them to continue their work in supporting nearly 2,800 charities. These charities tackle vital issues such as domestic abuse, mental health, modern slavery and human trafficking, and employability. The Group has committed to maintain its £25.5 million funding to the Foundations in 2021, ensuring that these charities can secure a more certain future during these difficult times and safeguard their important work.

Our ongoing commitment to helping people save for the future is key to developing social mobility and we have increased the open book assets that we hold on behalf of customers in retirement and investment products by £46 billion since the start of 2018.

As the UK's largest mortgage lender, we recognise the vital importance of helping Britain get a home. We have provided close to £9 billion of finance for the social housing sector and lent c.£40 billion to first-time buyers over 2018 to 2020.

Building capability and digital skills was more important in 2020 than ever, given the need for customers to access services during periods of lockdown. We have now facilitated digital training for 1.8 million individuals, SMEs and charities since the start of 2018 and delivered over 12,500 devices to customers, enabling them to safely book medical appointments, connect with family and access internet banking facilities.

Supporting businesses to start up and to grow is fundamental to Helping Britain Recover. We have now helped over 265,000 businesses start up since the beginning of 2018 and trained over 1,200 apprentices through our investment in the Lloyds Bank Advanced Manufacturing Training Centre since the beginning of 2018.

The Group launched The Big Conversation: Helping Britain Recover in September 2020, a national programme of events which brought together more than 900 businesses, community members, policy makers and subject-matter experts across the UK’s nations and regions to explore how we can together help the UK recover from the impact of coronavirus and build a more resilient and sustainable economy.

We are championing Britain’s diversity and in 2020 launched our Race Action plan. This makes the Group the first FTSE 100 company to make such public commitments, including a new goal to specifically increase Black representation in senior roles to align with the overall UK labour market. We also published our first Ethnicity Pay Gap Report, made progress on gender diversity and published our annual Gender Pay Gap Report.

Further information on our approach to environmental, social and governance issues can be found in our 2020 Environmental, Social and Governance Report, available on the Group’s website.

Management change

It is with mixed emotions that I will step down as Group Chief Executive at the end of April. It has been a great honour to work alongside all of my colleagues and achieve the remarkable transformation of the past ten years, but now is the right time to move on, following my announcement last July.

Charlie Nunn will be the next Group Chief Executive. He was previously the Global Chief Executive of Wealth and Personal Banking at HSBC and has had a long and successful career in financial services. Charlie will find a warm welcome at Lloyds Banking Group and a deep commitment from all of our people to deliver on our purpose and to Help Britain Recover. I am sure that he will find his time here as fulfilling and fascinating as I have done and I wish him the very best.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Outlook

The impact of the coronavirus pandemic on the people, businesses and communities in the UK and around the world continues to be profound. Significant uncertainties remain, specifically relating to the pandemic and the speed and efficacy of the vaccination programme. I remain confident that the Group’s clear purpose, unique business model, significant competitive advantages and the customer focused evolution of our strategy we have announced in Strategic Review 2021 will ensure that the Group is able to Help Britain Recover and in so doing, help transition to a sustainable economy.

The Group faces the future with confidence. This is reflected in our guidance for 2021, based on our current macroeconomic assumptions:

●
Net interest margin to be in excess of 240 basis points

●
Operating costs to reduce further to c.£7.5 billion

●
Net asset quality ratio to be below 40 basis points

●
Improving profitability with statutory return on tangible equity of between 5 and 7 per cent (on the new basis)

●
Risk-weighted assets in 2021 to be broadly stable on 2020

●
Intention to accrue dividends and resume progressive and sustainable ordinary dividend policy

I would like to again express my thanks to all of my colleagues, without whom the Group's customer focus, resilient financial performance and significant strategic transformation, achieved in very challenging circumstances, would not have been possible.

STRATEGIC REVIEW 2021
Accelerating the Group’s transformation to become the UK’s preferred financial partner

Lloyds Banking Group is a customer focused, sustainable, efficient and low risk UK financial services leader with the clear purpose of Helping Britain Prosper. The next phase of our strategy, Strategic Review 2021, is focused on Helping Britain Recover and building the UK’s preferred financial partner for personal customers and the best bank for business.
Strategic Review 2021 will deliver co-ordinated growth opportunities in our two core customer segments, supported by enhanced capabilities in four areas

●  Preferred financial partner for personal customers, through leveraging our unique competitive advantages to significantly deepen customer relationships

●  Best bank for business, through building a leading digital SME proposition, with a disciplined and strengthened business for Corporate and Institutional clients

●  Further develop and leverage our core capabilities, including delivering a modernised technology architecture, building integrated payment solutions, creating a data driven organisation and implementing reimagined ways of working

Clear execution outcomes for the coming year are outlined for all these areas and underpinned by long-term strategic vision. Strategic Review 2021 will thus enable the Group to deliver revenue generation and diversification whilst unlocking further efficiency gains, within our low risk and capital efficient business. The Group's purpose, unique business model and ambitious strategy will allow us to Help Britain Recover and deliver long-term sustainable returns for our shareholders.

2020 was an unprecedented year for both society and the economy, given the impact of the coronavirus pandemic. Looking forward, we continue to expect significant challenges. We have a strategic imperative to help restore personal and business finances to health across the UK in the context of increasing societal expectations of financial services providers and a continued challenging macroeconomic environment. The pandemic has also driven an accelerated shift to digital and new technology capabilities, with increased competition, alongside lasting changes to ways of working.

Developed in conjunction with the Board, Strategic Review 2021 builds on our core capabilities and the strong foundations from previous strategic reviews, while reinforcing our customer focus. We have made significant progress in recent years, leveraging the unique strengths and assets of the Group, including our purpose driven and customer focused business model, our low risk approach to business, our market leading efficiency and our leading multi-channel propositions, including the largest digital bank and branch network in the UK. This has created the platform for Strategic Review 2021, the next step of our journey.

In delivering the evolution of our strategy, we intend to Help Britain Recover alongside delivering co-ordinated growth opportunities by building the UK’s preferred financial partner for personal customers and the best bank for business. Delivery of the Group's customer focused ambitions will be underpinned by the enhancement of four core capabilities behind our business. Specifically, these are delivering a modernised technology architecture, building an integrated payments platform, creating an efficient data-driven organisation and implementing reimagined ways of working. Each of these key initiatives is outlined below.

In meeting our objectives, Strategic Review 2021 brings together clear execution outcomes for 2021, underpinned by our long-term strategic vision. Our competitive cost advantage enables us to maintain high levels of strategic investment and we will invest c.£0.9 billion in 2021 to support these initiatives and the long-term strength of the business. Our plans, along with the key performance measures outlined below, will ensure we meet the needs of customers, colleagues and communities, whilst delivering sustainable value to shareholders.

STRATEGIC REVIEW 2021 (continued)

Helping Britain Recover

Lloyds Banking Group’s purpose is to Help Britain Prosper. With our new strategy, we will further embed our purpose across all of our activities. This will ensure we contribute to creating an environmentally sustainable and inclusive future for the UK and by doing so, build a successful and sustainable business.

The global pandemic will have lasting social and economic effects on the United Kingdom. Its impact has been felt by everyone, whether through financial hardship, reduced choices, mental distress or personal loss. Our focus will therefore be to Help Britain Recover, and we are committed to working with others in five areas where we can make the most difference. These objectives are embedded in our business areas.

We will help rebuild households’ financial health and wellbeing

We remain committed to supporting our customers to become financially resilient and to plan and save for the future. We will provide practical support, and flexibility where possible, to help our customers facing financial difficulty get back on track and help as many customers as we can to stay in their own home. In 2021, we will:

●
Have over 6,500 colleagues trained to support customers to build their financial resilience

●
Maintain our commitment to supporting mental health and become accredited as ‘Mental Health Accessible’ for Halifax and Bank of Scotland, in addition to the existing Lloyds Bank accreditation

●
Partner with independent debt advice organisations to ensure customers have access to practical support

We will support businesses to recover, adapt and grow

We will be by the side of businesses as they recover, supporting UK business to adapt and grow, and create quality jobs across the regions of the UK. In 2021, we will:

●
Develop appropriate recovery plans for clients, supported by 1,100 business specialists in communities across Britain

●
Support at least 75,000 UK businesses to start up in 2021

●
Help at least 185,000 small businesses boost their digital capability through our Regional Academies, partnerships and digital mentoring

We will expand the availability of affordable and quality homes

As the UK recovers from the pandemic, we aspire to a UK in which all households have access to stable, affordable and safe homes in places they want to live. We are committed to broadening access to home ownership and exploring opportunities to increase our support to the UK rental sector. In 2021, we will:

●
Provide £10 billion of lending to help people to buy their first home in 2021, and lead a national conversation on how more households can access the housing market

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Provide £1.5 billion of new funding support, including £500 million in ESG-linked funding, in support of the social housing sector

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Support the creation of national sustainability standards for house-building finance and assess the energy retrofit requirements of over 200,000 homes in the social housing sector

We will help accelerate the transition to a low carbon economy

With recovery comes an opportunity to build a greener future, creating new businesses and jobs for the future. We want to play our part in supporting the transition to net zero and are committed to working with customers, Government and the market to help reduce the carbon emissions we finance by more than 50 per cent by 2030 on the path to net zero by 2050 or sooner. In 2021, we will:

●
Expand the funding available under our green finance initiatives from £3 billion to £5 billion in the year, to support businesses to transition

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Launch a new goal to ensure our own operations are net zero by 2030

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Become the first major pensions and insurance provider to target halving the carbon footprint of investments by 2030 on the path to net zero by 2050

●
Introduce a flagship fossil fuel-free fund to support green growth, allowing pension savers to choose to invest in UK companies pursuing a positive environmental impact

STRATEGIC REVIEW 2021 (continued)

We will help build an inclusive society through our financial services offering and by creating an organisation that reflects the society we serve

We believe that the economic and social recovery should be one that’s truly inclusive and involves communities across the UK’s nations and regions. In 2021, we will:

●
Set new aspirations for a leadership team that reflects the society we serve, of 50 per cent women, 3 per cent Black and 13 per cent Black, Asian and Minority Ethnic colleagues in senior roles by 2025

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Maintain our £25.5 million contribution to our independent charitable Foundations, with the Lloyds Bank Foundation for England and Wales focusing 25 per cent of its support on Black, Asian and Minority Ethnic led charities

●
Support regional regeneration, including launching the ‘Regional Housing Growth Initiative’, helping small and medium sized housebuilders create more homes in the North of England, the Midlands and the regions of Scotland

●
Support financial inclusion by providing banking for groups of people experiencing homelessness, financial abuse or victims of modern slavery and supporting the prisoner banking programme

Preferred financial partner for personal customers

We are the UK’s largest financial services provider, holding a relationship with c.50 per cent of the UK adult population and 17.4 million digital users. We have a unique opportunity to meet more of our customers’ broader financial needs and improve their overall financial resilience throughout their lifetime, with personalised products and services that are increasingly relevant to them. By leveraging our unique capabilities we will significantly deepen customer relationships across our multiple brands in banking, insurance and wealth, thereby diversifying the Group's income. During 2021, investment will focus on:

●
Enabling financial resilience and wellbeing through dedicated customer assessment and support

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Deepening relationships with priority segments through enhanced journeys and new capabilities

●
Digitising to reduce cost to serve

Measures of success in 2021 include, the Group's expectations of net mortgage open book growth as well as maintenance of all channels' record net promoter scores. Beyond 2021, the Group expects to increase the number of priority customers with existing needs met by both Retail and Insurance and Wealth and to achieve £25 billion in net new money in open book assets under administration by 2023. We continue to expect Schroders Personal Wealth to be a top 3 financial planning business, although this is now expected by 2025.

Best bank for business

We have a unique position in the UK as an integrated financial services provider with active relationships with over 60 per cent of the FTSE100, while we have increased our SME lending market share by 6 percentage points to 19 per cent, since 2010. We will both address the short-term financial challenges facing our customers and build longer-term resilience, with products and services relevant to their changing needs. We intend to improve our digital SME proposition and continue building a disciplined and strengthened Corporate and Institutional client franchise, delivering new and capital-efficient revenue streams. During 2021, investment will focus on:

●
Automating recovery support and financing the green transition

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Enhancing SME channel and service with increased digitisation

●
Strengthening Corporate and Institutional product capabilities

As a result, in 2021 we expect to see a greater than 50 per cent increase in SME products originated via a digital source and a profitable improvement in the customer share of markets products for core clients. In the longer-term, the Group expects to see a 5 point increase in the SME and Retail Business Banking digital NPS by 2023, while we will continue to progress our efforts to reduce the carbon emissions that we finance by more than 50 per cent by 2030.

STRATEGIC REVIEW 2021 (continued)

Modernised technology architecture

In order to retain our leading UK customer position and our cost leadership position in an increasingly competitive operating environment, we must continue modernising our technology infrastructure. This aims to deliver increased agility and responsiveness to customer trends, while supporting our broader strategic priorities around customer propositions and operational efficiency. Under GSR3 we spent over £4 billion on technology and there is an opportunity to build on this by developing an efficient, scalable and resilient cloud-based architecture, supporting our business transformation. During 2021, investment will focus on delivering efficiency gains and improved customer experience through:

●
Further broadening self service capabilities through digitisation

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Proving and leveraging public cloud to create the foundations for future technology architecture

●
Simplifying the Group's legacy estate through technology optimisation

Based on investment in 2021, we will deliver further enhancements to our digital offerings in order to maintain our record mobile app NPS. This will be supported by doubling the volume of releases on our mobile app, with investments in cloud reducing the time taken to deliver new features. Our investment in technology is a precursor to simplifying our estate. We expect to migrate around 30 per cent and decommission 20 per cent of the Group’s technology applications and services by the end of 2023.

In addition, the Group is increasing technology research and development investment in order to assess the customers and business benefits that next-generation technologies could have on the organisation. This will be supported by a number of strategic partnerships with specialist partners such as Google, Microsoft and Thought Machine. In 2021, we will safely migrate c.400,000 customer accounts to a pilot of the new bank architecture and in so doing reduce the number of applications associated with the legacy architecture of this portfolio by c.40 per cent. Our performance against these targeted outcomes will determine the pace and scale with which we deploy these technologies across the Group, with significant medium-term opportunities including transformed customer experiences and significantly improved operational agility and efficiency. As a result of this investment, the Group expects restructuring costs to be higher in 2021 than in 2020.

Integrated payments provider

The Group is the largest card issuer and one of the largest payments providers in the UK with meaningful market shares across debit and credit card spend. We have also developed a new cash management and payments (CM&P) platform for corporate clients, with leading API functionality during GSR3. Between 2017 and 2020, customers significantly increased their use of online shopping, reflecting the quick, convenient and secure experience it provides. As a result of this change, our mix of e-commerce debit spend increased by 13 percentage points to 46 per cent. We have the opportunity to capture this growth opportunity and defend our franchise in the face of increased competitive disruption, via development of our multi-channel payments proposition. There is also a significant opportunity to grow our merchant acquiring business, which has a market share 14 percentage points below our SME primary relationship business. To address these opportunities and further diversify the Group's revenues, we aim to enhance our payments business, leading in the integration of services, channels and data. During 2021, investment will focus on:

●
Enhancing cards e-commerce and international payments experience to drive increased customer usage

●
Building capability and integration of the new CM&P platform

●

Developing our merchant services proposition with improved distribution capabilities

This investment will support the Group’s 2021 targets of maintaining its leading share of card spend and delivering a 3-fold increase in corporate clients using the new CM&P platform. Over the longer-term, the Group expects to grow its share of credit card spend and achieve new client growth of 15 to 20 per cent per annum in merchant services.

STRATEGIC REVIEW 2021 (continued)

Data-driven organisation

Our franchise, reach and the progress of the past few years give us unique data, scale and capabilities in the UK which we aim to harness, leverage and further develop. Our customers trust us to look after their money, but also after their most confidential data. We are fully committed to keeping them safe and to use their data only to offer more relevant, personalised and improved propositions. We will thereby leverage our unique data proposition to create value for our customers while reducing risk and realising efficiency gains. During 2021, investment will focus on:

●
Expanding the use of data to enable more personalised customer and business propositions

●
Extending machine learning capabilities to drive faster and more accurate decisions

●
Delivering organisational reform of data strategy and management, supporting collaboration

As examples of measures of success, the Group expects a 50 per cent return on investment in the first year from its investment in advanced analytics. The investment in data will also enable the Group to increase fraud detection rates by at least 10 per cent based on the expansion of machine learning. Further, the Group is targeting a significant increase in the proportion of existing customer needs met using advanced data and analytics, including for example, a greater than 20 per cent increase in home insurance needs met through our direct channels, alongside increases in other products in the longer-term.

Reimagined ways of working

Our people continue to be our most significant competitive advantage and crucial to the success of our business. The pandemic has accelerated trends in employee expectations and the shift towards more flexible working. We made significant investment in our colleagues’ skills, development and experience during GSR3. In Strategic Review 2021 we must further evolve our colleague proposition, transform our offices to deliver a sustainable and efficient workspace driving collaboration and innovation and enable our colleagues to develop skills of the future. This must be underpinned by a purpose-led and inclusive culture. During 2021, investment will focus on:

●
Further building our purpose-led culture through refreshed values and behaviours

●
Delivering sustainable workplace solutions, including a reduced office footprint

●
Building career pathways to attract and retain a more diverse, skilled and future ready workforce

Our measures of success include, in 2021 the Group maintaining its leading employee engagement index score. Also in 2021, we intend to achieve an 8 per cent reduction in office space, leading to around a 20 per cent cumulative reduction by 2023. By 2025, we aspire to having 50 per cent of senior roles held by women, 3 per cent held by Black colleagues and 13 per cent held by Black, Asian and Minority Ethnic colleagues.

Summary

Together these initiatives constitute Strategic Review 2021 and mark the next stage of our strategic journey. The Group’s core purpose of Helping Britain Prosper remains unchanged, but this stage of our strategy is focused on Helping Britain Recover, in areas where we can make the most difference. Strategic Review 2021 is fully aligned to our purpose. The strategy will unlock co-ordinated growth opportunities across the Group’s core business areas, supported by significant targeted investment to enhance key capabilities. Clear execution outcomes for the coming year are outlined and underpinned by long-term strategic vision. Strategic Review 2021 will thereby enable the Group to deliver revenue generation and diversification whilst unlocking further efficiency gains, within our low risk and capital efficient business. The Group's purpose, unique business model and ambitious strategy will allow us to Help Britain Recover and deliver long-term sustainable returns for our shareholders.

SUMMARY OF GROUP RESULTS

Financial performance reflects the challenging economic environment

The Group’s statutory profit before tax for the year was £1,226 million with statutory profit after tax of £1,387 million. Both measures were impacted by the significant impairment charge taken during the year, the majority of which was recognised during the first half and reflected the Group’s revised economic outlook for the UK, following the outbreak of the coronavirus pandemic. In the fourth quarter, statutory profit before tax was £792 million and statutory profit after tax was £680 million, both benefiting from improved business conditions and a reduced impairment charge.

Trading surplus for the year was £6,440 million, a reduction of 27 per cent on 2019, reflecting the challenging external environment. Net income was down 16 per cent to £14,404 million, driven by both lower net interest income and lower other income. The Group has maintained its focus on delivering cost savings, with total costs down 4 per cent, while continuing to invest in the Group's digital propositions.

The Group’s underlying profit was £2,193 million for the year, compared to an underlying profit of £7,531 million in 2019, reflecting lower net income and the significant impairment charge of £4,247 million taken in 2020.

The Group’s balance sheet remains very strong. Loans and advances to customers were flat on prior year at £440 billion. This includes an increase in open mortgage book net lending of £7.2 billion in the year, with £6.7 billion growth in the fourth quarter, reflecting the strength of the UK housing market. Total customer deposits increased by £38.9 billion in the year, to £450.7 billion. Retail current account growth was £20.5 billion in 2020 and ahead of the market, driven by lower levels of customer spending during the pandemic and inflows to the Group’s trusted brands. Commercial Banking current account growth also illustrates the Group's strong customer relationships and a proportion of the Government-backed lending being retained on deposit by SME customers.

The Group’s CET1 capital ratio post dividend increased 242 basis points over the year, from 13.8 per cent (on a pro forma basis) to 16.2 per cent, or 16.4 per cent pre dividend accrual.

Net income

	2020	2019	Change
	£m	£m	%

Net interest income	10,773	12,377	(13)
Other income	4,515	5,732	(21)
Operating lease depreciation	(884)	(967)	9
Net income	14,404	17,142	(16)

Banking net interest margin	2.52%	2.88%	(36)bp
Average interest-earning banking assets	£435.0bn	£434.7bn	—

Net income of £14,404 million was 16 per cent lower than in the prior year, reflecting both lower net interest income and lower other income in the period, partially offset by a decrease in operating lease depreciation.

Net interest income of £10,773 million was down 13 per cent, driven by a reduction in the banking net interest margin and stable average interest-earning banking assets. The net interest margin was down 36 basis points to 2.52 per cent. This reflected the lower rate environment, actions taken during the year to support customers and a change in asset mix, largely as a result of reduced levels of customer activity and demand during the coronavirus pandemic. The net interest margin in the fourth quarter of 2.46 per cent, up 4 basis points on the third quarter, reflected the positive impact of deposit repricing and improved mortgage pricing, together with reduced funding costs, partially offset by lower income from the Group’s structural hedge.

In 2021, based on current economic assumptions, the Group expects a net interest margin in excess of 240 basis points.

SUMMARY OF GROUP RESULTS (continued)

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 December 2020 the Group’s structural hedge had an approved capacity of £210 billion (increased from the prior year reflecting account management and core deposit growth in 2020), a nominal balance of £186 billion (31 December 2019: £179 billion) and a weighted-average duration of around two and a half years (31 December 2019: around three years). The Group generated £2.4 billion of gross income from the structural hedge balances in 2020 (2019: £2.7 billion). In 2021, based on current economic assumptions, the Group expects c.£60 billion of maturities and c.£400 million lower income from the structural hedge, with lower maturities in 2022 and 2023.

Average interest-earning banking assets were stable compared to prior year at £435 billion, with growth due to Government-backed lending to support business clients through the coronavirus crisis, open mortgage book growth and the full impact of the 2019 Tesco mortgage book acquisition. This was offset by lower balances in the closed mortgage book and in credit cards, as well as reductions in revolving credit facilities (RCFs) and the continued optimisation of the Corporate and Institutional book within Commercial Banking. Average interest-earning banking assets in the fourth quarter increased marginally to £437 billion as the Group continued to benefit from strong growth in the open mortgage book (lending balances up £6.7 billion in the fourth quarter), offset by further RCF reductions in Commercial Banking. The Group expects average interest-earning assets in 2021 to be flat to modestly higher than in 2020.

Other income of £4,515 million in 2020 was 21 per cent lower than in 2019 reflecting lower levels of customer activity across the Group’s main business lines, largely due to the coronavirus pandemic, combined with an adverse impact from assumption changes in Insurance and Wealth and lower non-recurring items. Within Retail, other income fell as a result of reduced customer spending and the continuing impact of a lower Lex fleet size. Commercial Banking saw lower transaction banking income as a consequence of coronavirus-related activity levels, with resilience in markets income. Insurance and Wealth income was lower than the prior year, impacted by reduced new business given the effects of the pandemic, the non-recurrence of c.£140 million of new business income associated with workplace pensions auto-enrolment benefits in 2019 and £60 million of negative methodology and assumption changes in 2020 versus £336 million of positive assumption changes, including the benefit of the change in investment management provider in 2019. In addition, across the Group a £77 million charge was incurred as a consequence of the response to the Asset Management Market Review, largely incurred in Insurance and Wealth. Income associated with the Group's equity investments business, including Lloyds Development Capital, was £281 million (2019: £341 million), with £166 million recognised in the fourth quarter.

Other income includes a gain of £149 million (2019: £185 million) on the sale of gilts and other liquid assets. 2019 also benefited from the non-recurrence of a £50 million performance related earn-out following the sale of Vocalink.

Operating lease depreciation reduced to £884 million (2019: £967 million) as a result of the continued impact of a smaller Lex fleet size, combined with the benefit of resilient used car prices.

SUMMARY OF GROUP RESULTS (continued)

Total costs

	2020	2019	Change
	£m	£m	%

Operating costs	7,585	7,875	4
Remediation	379	445	15
Total costs	7,964	8,320	4

Business as usual costs	5,233	5,478	4

Cost:income ratio	55.3%	48.5%	6.8pp

Total costs of £7,964 million were 4 per cent lower than in 2019, driven by continued reductions in operating costs and lower levels of remediation. Operating costs of £7,585 million were 4 per cent lower, in the context of continued investment in the Group’s digital transformation. Business as usual costs were down 4 per cent, driven by ongoing cost management as well as lower remuneration and reduced travel costs, partially offset by increased pension costs and coronavirus-related expenses.

Total investment spend in 2020 amounted to £2.0 billion, down 14 per cent on 2019. This included £0.9 billion relating to strategic investment, taking the cumulative strategic spend since the start of GSR3 to £2.8 billion. Although investment spend continues to be managed carefully in response to the current operating environment, the Group has continued to prioritise technology and digital projects and will continue to invest in the long-term success of the business.

During 2020 the Group capitalised c.£1.3 billion of investment spend, of which c.£0.9 billion related to intangible assets. Total capitalised spend was equivalent to c.60 per cent of above the line investment, in line with prior periods.

Despite the continued delivery of cost savings, the lower net income over the period meant that the Group’s cost:income ratio of 55.3 per cent was higher than in 2019.

The Group now expects operating costs to reduce further to c.£7.5 billion in 2021.

Remediation charges were £379 million (2019: £445 million) and down 15 per cent on 2019, including additional charges of £125 million in the fourth quarter relating to pre-existing programmes. During the year additional charges, both redress and operational costs, of £159 million, have been taken in relation to HBOS Reading, as well as further costs in relation to arrears handling, packaged bank account complaints and various settlements in relation to historic claims. A number of programmes are now close to conclusion. Others, such as HBOS Reading, including the conclusion of the recommendations from the Cranston Review, are still ongoing and further costs are likely to be incurred.

SUMMARY OF GROUP RESULTS (continued)

Impairment

The impairment charge for the year was £4,247 million, an increase of £2,956 million compared to 2019. This was primarily driven by the charge in the first half reflecting potential future losses in light of the Group's revised economic outlook for the UK as a consequence of the coronavirus pandemic. The charge of £128 million taken in the fourth quarter was below typical pre-crisis levels and reflected the relative economic stability in the quarter.

The Group’s net asset quality ratio was 0.96 per cent compared with 0.29 per cent in 2019, largely driven by increases in expected credit loss (ECL) allowance in the first half of the year. Excluding the updated economic assumptions and coronavirus-impacted restructuring cases, the asset quality ratio would not have been materially higher than in 2019.

Charges of £403 million were taken in the year on restructuring cases whose recovery strategies were affected more immediately by the coronavirus pandemic. Aside from these cases, observed credit performance has remained stable, in part as a result of the continued effectiveness of Government support schemes and payment holidays extended by the Group. Additional funding has been made available by those schemes to businesses impacted by lockdown restrictions which has prevented a more material increase in business failures and unemployment.

Observed credit quality remains stable with the flow of assets into arrears, defaults and write-offs remaining at low levels. The Group has built a significant ECL allowance in the expectation that when the support schemes unwind, insolvencies and unemployment will consequently increase. The Group's total ECL allowance across all asset classes has increased from £4.2 billion to £6.9 billion in the year, with the majority of the increase in provisions established for up to date assets in Stage 1 and Stage 2. This increase was established in the first half of 2020 in response to changes in the Group’s economic outlook. Subsequent improvements to the economic outlook are predicated upon coronavirus vaccine developments which have emerged, reversing some of the ECL increases in the second half, including in the fourth quarter.

Overall the Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to credit risk and high levels of security. The Retail portfolio is heavily weighted toward high quality mortgage lending where low loan-to-value ratios provide security against potential risks. The prime consumer finance portfolio also benefits from high quality growth in past periods in the context of the Group’s prudent risk appetite. The commercial portfolio reflects a diverse client base with relatively limited exposure to the most vulnerable sectors so far affected by the coronavirus outbreak. Within Commercial Banking, the Group’s management of concentration risk includes single name and country limits as well as controls over the overall exposure to certain higher risk and vulnerable sectors or asset classes.

SUMMARY OF GROUP RESULTS (continued)

	2020	2019	Change
	£m	£m	%

Charges pre-updated multiple economic scenarios1
Retail	1,359	1,038	(31)
Commercial Banking	252	306	18
Other	(1)	(53)	(98)
	1,610	1,291	(25)
Coronavirus impacted restructuring cases2	403	—	—
Updated economic outlook
Retail	1,025	—	—
Commercial Banking	809	—	—
Other	400	—	—
	2,234	—	—
Impairment charge	4,247	1,291	(229)

Asset quality ratio	0.96%	0.29%	67bp
Gross asset quality ratio	0.99%	0.37%	62bp

1
Represents charge excluding impact of updating for economic outlook in 2020.

2
Additional charges made during 2020 on cases subject to restructuring at the end of 2019, where the coronavirus pandemic is considered to have had a direct effect upon the recovery strategy.

	At 31 Dec 20201	At 31 Dec 20191	Change%
	£m	£m

Stage 2 gross loans and advances to customers	60,514	38,440	57
Stage 2 loans and advances to customers as % of total	12.0%	7.7%	4.3pp
Stage 2 ECL allowances2	2,727	1,423	92
Stage 2 ECL allowances2 as % of Stage 2 drawn balances	4.5%	3.7%	0.8pp

Stage 3 gross loans and advances to customers	9,089	8,754	4
Stage 3 loans and advances to customers as a % of total	1.8%	1.8%	—
Stage 3 ECL allowances2	2,508	1,922	30
Stage 3 ECL allowances2 as % of Stage 3 drawn balances3	28.1%	22.5%	5.6pp

Total loans and advances to customers4	505,129	498,805	1
Total ECL allowance on loans and advances to customers2	6,832	4,142	65
Total ECL allowances on loans and advances to customers2 as % of drawn balances3	1.4%	0.8%	0.6pp

1
Underlying basis. Refer to basis of presentation.

2
Expected credit loss allowances on loans and advances to customers (drawn and undrawn).

3
Total and Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Retail of £179 million (31 December 2019: £205 million).

4
Includes reverse repos of £58.6 billion (31 December 2019: £54.6 billion).

SUMMARY OF GROUP RESULTS (continued)

The updated economic outlook in the fourth quarter drove a £659 million ECL release which was partially offset by a central overlay of £400 million. This overlay was added in recognition of the significant uncertainty that remains as to the efficacy of the vaccine, the vaccination programme, potential virus mutation, further lockdowns and economic performance post lockdown restrictions and Government support, recognising that the full range of these risks is not captured in the Group's method of generating alternative scenarios around its base case. The previous £200 million central overlay noted at the half-year for the severe scenario is now included in model outputs within divisional ECL provisions. The scale of the current uncertainty overlay approximately equates to a c.1 percentage point increase in unemployment allied with a 5 per cent lower HPI in 2021, or a c.10 percentage point higher weighting of the severe downside scenario.

The resulting ECL on drawn and undrawn loans and advances to customers of £6.8 billion represents 1.4 per cent coverage of gross loans and advances to customers, up 0.6 percentage points from 0.8 per cent at 31 December 2019. The ECL allowance remains high by historical standards and consistent with the Group's updated macroeconomic projections, assumes that a large proportion of expected losses will crystallise over the next 12 to 18 months as support measures subside and unemployment increases.

The ECL allowance continues to reflect a probability-weighted view of future economic scenarios with a 30 per cent weighting applied to base case, upside and downside scenarios and a 10 per cent weighting to the severe downside. All scenarios have deteriorated since the start of the year, following the changes made to the base case. They also reflect a widening of the range of potential outcomes, following changes to the generation of scenarios around the base case.

Stage 2 loans and advances increased to £60.5 billion (31 December 2019: £38.4 billion), equivalent to 12.0 per cent (31 December 2019: 7.7 per cent) of total loans and advances to customers, as a result of the deterioration in economic outlook. Of these, 89 per cent are up to date (31 December 2019: 79 per cent, 30 September 2020: 89 per cent). Stage 3 loans and advances as a proportion of the portfolio have remained stable at 1.8 per cent in 2020 with limited increase in flows to default, given the availability of Government support and payment holidays. Approximately 90 per cent of payment holidays have now recommenced payment, with only £5.8 billion outstanding as at 16 February 2021. At 31 December £6.4 billion remained outstanding, of which 31 per cent was included in the £60.5 billion of Stage 2 assets. If those Retail customers in Stage 1 with payment holidays still in place at 31 December 2020 were moved to Stage 2, the impact on ECL would be less than £50 million.

The Group’s ECL coverage of Stage 2 assets increased to 4.5 per cent (31 December 2019: 3.7 per cent), again reflecting the updated economic outlook. Coverage of Stage 3 assets has also increased to 28.1 per cent (31 December 2019: 22.5 per cent) primarily due to an increase in ECL of £403 million on distressed existing clients whose recovery strategies were affected by the coronavirus pandemic.

Despite action taken to mitigate the significant levels of uncertainty through the use of the central overlay, the extent of the impairment charge in 2021 will depend on the potential severity and duration of the economic shock in the UK. Based on current macroeconomic assumptions, the Group expects the 2021 net asset quality ratio to be below 40 basis points.

SUMMARY OF GROUP RESULTS (continued)

Commercial Banking lending in key coronavirus-impacted sectors1

	At 31 December 2020				At 30 June 2020
	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of loans and advances	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of loans and advances
	£bn	£bn	£bn	%	£bn	£bn	£bn	%

Retail non-food	2.2	1.7	3.9	0.5	2.4	1.8	4.2	0.5
Automotive dealerships2	1.8	2.0	3.8	0.4	2.4	1.5	3.9	0.5
Oil and gas	1.1	2.7	3.8	0.2	1.4	2.7	4.1	0.3
Construction	1.2	1.7	2.9	0.2	1.3	1.7	3.0	0.3
Passenger transport	1.2	1.1	2.3	0.2	1.3	0.6	1.9	0.4
Hotels	1.9	0.3	2.2	0.4	1.9	0.3	2.2	0.3
Leisure	0.7	0.7	1.4	0.1	0.8	0.5	1.3	0.2
Restaurants and bars	0.7	0.5	1.2	0.1	0.8	0.5	1.3	0.2
Total	10.8	10.7	21.5	2.1	12.3	9.6	21.9	2.7

1
Lending classified using ONS SIC codes at legal entity level.

2
Automotive dealerships includes Black Horse Motor Wholesale lending (within Retail Division).

Retail payment holiday characteristics1

	Mortgages		Cards		Loans		Motor		Total
	000s	£bn	000s	£bn	000s	£bn	000s	£bn	000s	£bn

Total payment holidays granted	489	61.9	338	1.7	298	2.4	155	2.3	1,279	68.3
First payment holiday still in force	10	1.4	14	0.1	11	0.1	9	0.1	44	1.7
Matured payment holidays – repaying	428	53.8	276	1.4	248	2.0	127	1.8	1,079	58.9
Matured payment holidays – extended	26	3.7	11	0.1	18	0.2	9	0.2	64	4.1
Matured payment holidays – missed payment	24	3.1	36	0.2	20	0.2	10	0.2	91	3.6

As a percentage of total matured
Matured payment holidays – repaying	89%	89%	85%	85%	87%	86%	87%	83%	87%	89%
Matured payment holidays – extended	5%	6%	3%	4%	6%	7%	6%	9%	5%	6%
Matured payment holidays – missed payment	5%	5%	11%	11%	7%	7%	7%	8%	7%	5%

1.
Mortgages, credit cards and personal loans at 16 February 2021; Motor finance at 17 February 2021 Analysis of mortgage payment holidays excludes St James Place, Intelligent Finance and Tesco; Motor finance payment holidays excludes Lex Autolease. Total payment holidays granted are equal to the sum of first payment holiday still in force and matured payment holidays. Totals and percentages calculated using unrounded numbers.

Government-backed loan scheme approvals and value1

	000s	£bn

Coronavirus Business Interruption Loan Scheme	10.1	2.4
Bounce Back Loan Scheme	327.0	9.3
Coronavirus Large Business Interruption Loan Scheme	0.1	0.7
Total	337.2	12.4

1
Data as at 12 February 2021.

SUMMARY OF GROUP RESULTS (continued)

Around 1.3 million Retail payment holidays, on £68.3 billion of lending, have been granted to help alleviate temporary financial pressure on customers during the crisis. Payment holidays of up to three months have been granted across Retail mortgages, personal loans, credit cards and motor finance, with extensions available of up to three months should customers request them. There are c.44,000 (£1.7 billion) payment holidays where the first payment holiday is still in force and 1.2 million (£66.6 billion) that have matured, including c.64,000 (£4.1 billion) that have then been extended.

The vast majority of first payment holidays (98 per cent) have now matured, of which 89 per cent by value have restarted payments, 6 per cent have been extended and 5 per cent have missed payment when due.

Mortgages account for the largest proportion of payment holidays, with a total of around 489,000 having been granted, equating to customer balances of £61.9 billion. As at 16 February 2021, 98 per cent, or c.479,000, have matured with 89 per cent, or 428,000, of those having resumed repayments, 5 per cent having extended and 5 per cent having missed payment. The average LTV of customers extending their mortgage payment holidays and still in extension remains relatively low at 50 per cent, compared to 44 per cent for the total mortgage book.

The Group also granted c.338,000 payment holidays on £1.7 billion of credit card balances, 298,000 payment holidays on £2.4 billion of unsecured personal loans and c.155,000 payment holidays on £2.3 billion of motor finance products. These products have experienced c.85 per cent of customers resuming payments at the end of their payment holidays. Only £0.1 billion of credit card balances have been subject to a payment holiday extension and are still in extension. £0.2 billion of total credit card payment holidays granted have missed payment.

Across all products, customers who are in extension remain of a typically lower credit quality than the wider book and tend to have higher average balances than customers who have not requested payment holidays. It should also be noted that of the customers missing payments after conclusion of the payment holiday, typically one third were in arrears at the start of the payment holiday.

Following the announcement of the latest national coronavirus-related lockdown, since 1 January 2021, the Group has granted c.28,000 new payment holidays on £0.8 billion of Retail balances.

For the duration of the payment holiday the Group continues to recognise interest on the loan under the effective interest rate method.

The Group has approved c.337,000 loans with a total value of £12.4 billion to customers under Government-backed loan schemes including c.327,000 loans totalling £9.3 billion approved under the Bounce Back Loan Scheme.

SUMMARY OF GROUP RESULTS (continued)

Statutory profit

	2020	2019	Change
	£m	£m	%

Underlying profit	2,193	7,531	(71)
Restructuring	(521)	(471)	(11)
Volatility and other items
Market volatility and asset sales	(59)	126
Amortisation of purchased intangibles	(69)	(68)	(1)
Fair value unwind	(233)	(275)	15
	(361)	(217)	(66)
Payment protection insurance provision	(85)	(2,450)
Statutory profit before tax	1,226	4,393	(72)
Tax credit (expense)	161	(1,387)
Statutory profit after tax	1,387	3,006	(54)

Earnings per share	1.2p	3.5p	(66)
Return on tangible equity – existing basis1	3.7%	7.8%	(4.1)pp
Return on tangible equity – new basis1	2.3%	6.6%	(4.3)pp

1
Calculation shown on page 41.

Further information on the reconciliation of underlying to statutory results is included on page 38.

Restructuring

	2020	2019	Change
	£m	£m	%

Severance costs	(156)	(97)	(61)
Property transformation	(146)	(121)	(21)
Technology research and development	(61)	(6)
Regulatory programmes	(42)	(63)	33
Mergers and acquisitions, integration and other restructuring costs	(116)	(184)	37
Total restructuring	(521)	(471)	(11)

Restructuring costs of £521 million were 11 per cent higher than in 2019 with £233 million incurred in the fourth quarter, as the Group resumed the property transformation programme and role reduction activities that were paused earlier in the year and also as a function of increased investment in technology research and development. The Group expects to increase its investment in technology research and development in 2021 and as a result expects restructuring costs to be higher in 2021 than in 2020.

Volatility and other items at a net loss of £361 million in 2020 comprised £59 million of negative market volatility and asset sales, £69 million of amortisation of purchased intangibles and £233 million of fair value unwind. Market volatility and asset sales included £222 million of negative insurance volatility, driven mainly by falling equity markets and a loss of £106 million relating to liability management exercises largely occurring in the fourth quarter. This was offset against positive banking volatility of £392 million, primarily reflecting exchange rate and interest rate movements. Comparatives for 2019 include a one-off charge for exiting the Standard Life Aberdeen investment management agreement.

SUMMARY OF GROUP RESULTS (continued)

The Group recognised a charge of £85 million for PPI in the final quarter of the year. This charge was driven by the impact of coronavirus delaying operational activities during 2020, the final stages of work to ensure operational completeness and final validation of information requests and complaints with third parties that resulted in a limited number of additional complaints to be handled. Of the approximately six million enquiries received pre-deadline, more than 99 per cent have now been processed. A small part of the costs incurred during the year also reflect the costs associated with litigation activity to date.

The return on tangible equity for 2020 was 3.7 per cent (2019: 7.8 per cent) and earnings per share were 1.2 pence (2019: 3.5 pence). In the fourth quarter of the year, return on tangible equity was 7.2 per cent.

Going forward and in order to aid comparability across the banking sector, the Group will report its statutory return on tangible equity without adding back the post-tax amortisation of intangible assets to the return. On this new basis and given improving profitability, the Group is targeting a return on tangible equity of between 5 and 7 per cent in 2021 and in excess of the cost of equity in the medium-term.

Tax

The Group recognised a tax credit of £161 million in the period, which was impacted by an uplift in the value of deferred tax assets of c.£350 million recognised in the first half of 2020. This credit reflected the UK corporation tax rate being held at 19 per cent, as substantively enacted on 17 March 2020. The Group continues to expect a medium-term effective tax rate around 25 per cent.

SUMMARY OF GROUP RESULTS (continued)

Balance sheet

	At 31 Dec 2020	At 31 Dec 2019	Change%

Loans and advances to customers1	£440bn	£440bn	—
Customer deposits2	£451bn	£412bn	9
Loan to deposit ratio	98%	107%	(9)pp

Wholesale funding	£109bn	£124bn	(12)
Wholesale funding <1 year maturity	£34bn	£39bn	(13)
Of which money-market funding <1 year maturity3	£22bn	£25bn	(14)
Liquidity coverage ratio – eligible assets4	£142bn	£130bn	9
Liquidity coverage ratio5	136%	137%	(1)pp

1
Excludes reverse repos of £58.6 billion (31 December 2019: £54.6 billion).

2
Excludes repos of £9.4 billion (31 December 2019: £9.5 billion).

3
Excludes balances relating to margins of £5.3 billion (31 December 2019: £4.2 billion).

4
Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts. 2019 assets have been restated accordingly.

5
The Liquidity coverage ratio is calculated as a simple average of month end observations over the previous 12 months.

Loans and advances to customers were stable at £440.2 billion (31 December 2019: £440.4 billion). Within Retail, the open mortgage book increased by £10.2 billion in the second half of 2020 with £6.7 billion in the fourth quarter, reflecting the strength of the UK housing market. Commercial Banking loans, including Retail Business Banking, reduced by £2.2 billion in 2020 as the continued optimisation of the portfolio and reduced revolving credit facilities balances more than offset support provided to clients through Government-backed lending schemes.

Total customer deposits increased by £38.9 billion in the year, to £450.7 billion. The Group continues to target current account balance growth and optimise funding with Retail current accounts up 27 per cent at £97.4 billion (31 December 2019: £76.9 billion), having grown ahead of the market in the year. The Group's loan to deposit ratio of 98 per cent, down 9 percentage points on 2019, was driven by increased customer deposits and evidences a strong liquidity position and significant potential to lend into an economic recovery. The Group continues to access wholesale funding markets across a variety of currencies and markets. During the year, the Group repaid all outstanding amounts of its Term Funding Scheme (TFS) drawings of £15.4 billion and the remaining £1 billion outstanding of its Funding for Lending Scheme (FLS) drawings. In addition to the £1 billion drawn in the first half of the year, the Group has made drawings of £12.7 billion in the second half from the new Term Funding Scheme with additional incentives for SMEs (TFSME), taking the total outstanding amount to £13.7 billion at 31 December 2020. Overall, total wholesale funding has reduced to £109.4 billion at 31 December 2020 (31 December 2019: £124.2 billion) principally as a result of the growth in customer deposits.

SUMMARY OF GROUP RESULTS (continued)

Capital

	At 31 Dec 2020	At 31 Dec 2019	Change%

CET1 ratio1,2	16.2%	13.8%	2.4pp
CET1 ratio pre IFRS 9 transitional relief1,2	15.0%	13.4%	1.6pp
Transitional total capital ratio1,2	23.3%	21.5%	1.8pp
Transitional MREL ratio1,2	36.4%	32.6%	3.8pp
UK leverage ratio1,2	5.8%	5.2%	0.6pp
Risk-weighted assets1	£203bn	£203bn	—

Shareholders' equity	£43bn	£42bn	4
Tangible net assets per share	52.3p	50.8p	1.5p

1
The CET1, total capital, MREL and leverage ratios and risk-weighted assets at 31 December 2019 are reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in the subsequent first quarter period. The CET1 ratio pre IFRS 9 transitional relief reflects the full impact of IFRS 9, prior to the application of transitional arrangements. Excluding dividend accrual, the CET1 ratio at 31 December 2020 was 16.4 per cent.

2
CET1 ratios at 31 December 2020 include an increase of 51 basis points following the implementation of the revised capital treatment of intangible software assets. The benefit through CET1 capital is reflected through the total capital, MREL and leverage ratios.

Capital movements	bps

Banking business capital build excluding impairment	192
Impairment charge	(174)
Banking business underlying capital build	18
IFRS 9 transitional relief	83
RWA and other movements	28
Capital build pre software change	129
Revised treatment of intangible software assets	51
Reversal of FY 2019 ordinary dividend accrual	83
Capital build pre dividend	263
Ordinary dividend accrual	(21)
Capital build post dividend	242

The Group’s CET1 capital ratio post dividend increased 242 basis points over the year, from 13.8 per cent on a pro forma basis to 16.2 per cent. Capital build prior to the dividend accrual of 21 basis points, the impact of the revised treatment of intangible software assets of 51 basis points and the 2019 full year dividend reversal of 83 basis points, was 129 basis points. Banking business capital build of 192 basis points was largely offset by the 174 basis point impact of impairment in the year, mitigated by the benefit of the IFRS 9 transitional relief (83 basis points). RWA and other movements contributed 28 basis points, with pension contributions (equivalent to 46 basis points) more than offset by reductions in underlying risk-weighted assets and excess expected losses as well as favourable market and other movements.

SUMMARY OF GROUP RESULTS (continued)

The increase in the CET1 ratio of 118 basis points in the fourth quarter (pre dividend accrual) reflected underlying profitability, risk-weighted asset reductions and the introduction of the revised capital treatment of intangible software assets.

The PRA is consulting on a proposal to reverse the revised capital treatment of software assets (which currently follows EU capital regulations). Should the PRA proceed with their proposal then the reinstatement of the original requirement to deduct these assets from capital will come into force during 2021. This could lead to a c.50 basis points reduction in the Group's CET1 capital ratio (net of a reduction in associated RWAs), and based on the position at 31 December 2020 the ratio would reduce to 15.7 per cent.

The Group applies the revised IFRS 9 transitional arrangements for capital as set out under current capital regulations. The arrangements provide for temporary capital relief for the increase in accounting impairment provisions following the initial implementation of IFRS 9 (‘static’ relief) and subsequent relief for any increases in Stage 1 and Stage 2 expected credit losses since 1 January 2020 (‘dynamic’ relief). The transitional arrangements do not cover Stage 3 expected credit losses.

Whilst the net increase in IFRS 9 transitional relief over the year amounted to 83 basis points, the Group’s total relief recognised at 31 December 2020 amounted to 115 basis points, including static relief.

Risk-weighted assets reduced by £0.7 billion over the year from £203.4 billion to £202.7 billion. Increases were from credit migrations and model calibrations (c.£2.5 billion); regulatory changes, including the revised capital treatment of intangible software assets (net £2.2 billion); and other movements, including Retail model updates (c.£1.9 billion). In addition, there were increases in risk-weighted assets attributable to deferred tax assets and the risk-weighted element of the Group's investment in Insurance following the increase in the Group's capital base (£1.6 billion). These were more than offset by reductions in lending balances outside Government-backed schemes (£3.6 billion) and optimisation activity undertaken in Commercial Banking (c.£5.3 billion).

Risk-weighted assets reduced by £2.5 billion in the fourth quarter, largely reflecting reductions from credit migrations and model calibrations (including HPI improvement), continued optimisation of the Commercial Banking portfolio and the disposal of a legacy equity investment in Visa Inc., offset in part by an increase as a result of the revised capital treatment of intangible software assets.

Whilst credit migration in 2020 has been less than expected, it is expected to have a fuller impact in 2021 and into 2022, consistent with economic forecasts. It is also expected that a material part of the Group's IFRS 9 dynamic relief that built up during 2020 will unwind in 2021 with the remainder expected to largely unwind in 2022, impacting CET1 ratios. As a result, based on current economic forecasts, the Group expects capital build in 2021 to be impacted by the expected unwind of IFRS 9 transitional relief, as well as profitability.

The deferral of the UK implementation of the remainder of CRR 2 means that expected risk-weighted asset inflation driven by changes to the new standardised approach for calculating counterparty credit risk exposure (SA-CCR) will now impact in 2022, with no significant regulatory changes expected in 2021, other than the PRA's proposed reversal of the revised treatment of software assets. Given these movements, as well as continued optimisation in the Commercial Banking portfolio, the Group expects risk-weighted assets in 2021 to be broadly stable on 2020, but with headwinds from regulatory changes in 2022.

During the first half of 2020 the PRA reduced the Group’s Pillar 2A CET1 requirement from 2.6 per cent to 2.3 per cent. In December 2020 the PRA further reduced the requirement to c.2.1 per cent in the context of a higher UK countercyclical capital buffer rate, which in normal conditions will be set at 2 per cent (currently set at zero per cent). In line with PRA policy, the latter reduction is currently fully offset by other regulatory capital requirements at the CET1 level.

SUMMARY OF GROUP RESULTS (continued)

Following the decision by the PRA to reduce the UK countercyclical capital buffer rate to zero earlier in the year, combined with the initial Pillar 2A reduction noted above, the Group’s CET1 capital regulatory requirement has reduced to c.11 per cent. Consequently, current CET1 headroom over requirements has increased.

The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties remains at c.12.5 per cent, plus a management buffer of c.1 per cent.

The transitional total capital ratio increased to 23.3 per cent (31 December 2019: 21.5 per cent on a pro forma basis) and the Group’s transitional minimum requirement for own funds and eligible liabilities (MREL), which came into force on 1 January 2020, is 36.4 per cent (31 December 2019: 32.6 per cent on a pro forma basis). The UK leverage ratio increased to 5.8 per cent.

Pensions

Terms have now been agreed in principle with the Group Pensions Trustee in respect of the valuations of the Group’s three main defined benefit pension schemes. The valuations showed an aggregate ongoing funding deficit of £7.3 billion as at 31 December 2019 (£7.3 billion deficit at 31 December 2016). The revised deficit now includes an allowance for the impact of RPI reform announced by the Chancellor of the Exchequer in November 2020.

Under the previous recovery plan, deficit contributions were committed of c.£0.8 billion in 2020 and c.£1.3 billion per annum from 2021 to 2024. Under the new recovery plans, c.£0.8 billion was paid in 2020 with contributions looking forward equating to c.£0.8 billion per annum, plus a further 30 per cent of in year capital distributions to ordinary shareholders, up to a limit on total deficit contributions of £2.0 billion per annum payable until this deficit has been removed. The Group continues to provide security to these pension schemes, with corporate guarantees and collateral pledged, while also making additional annual contributions for future service and scheme running costs.

Dividend

Following a request made by the PRA to large UK banks in March 2020, the Group suspended the payment of dividends on ordinary shares for the remainder of the year and cancelled the payment of the final dividend for 2019. These actions were undertaken as a precautionary measure to preserve capital as the spread of the coronavirus pandemic led to a UK-wide lockdown, with the potential to create a significant and prolonged downturn.

In December 2020, the PRA announced that dividend payments could recommence, provided that this was subject to a prudent framework for the setting of such distributions. As a result the PRA has established a cap on distributions for year end 2020.

Given the Group's strong capital position at the year end and the regulator’s clarification that banks may resume capital distributions, the Board has recommended a final ordinary dividend of 0.57 pence per share, the maximum allowed under the PRA's guidelines.

The PRA has additionally noted its intention to provide a further update on distributions ahead of the 2021 half year results for the large UK banks. It is expected that the PRA will take account of the outcome of the first stage of the Bank of England 2021 solvency stress test exercise in informing its approach to half year distributions. Ahead of the update at half year, dividends may be accrued for via capital, provided this is undertaken on an appropriately prudent basis, but may not be paid.

The Group will update the market on interim dividend payments with the half year results, following receipt of the update from the regulator and based on macroeconomic conditions at the time.

The Board remains committed to future capital returns. In 2021, the Board intends to accrue dividends and resume its progressive and sustainable ordinary dividend policy with the dividend at a higher level than 2020. As normal, the Board will give due consideration at year end to the size of the final dividend payment and any return of surplus capital in addition to the ordinary dividend, based on circumstances at the time.

SEGMENTAL ANALYSIS – UNDERLYING BASIS

2020	Retail	Commercial Banking	Insurance and Wealth	Central items	Group
	£m	£m	£m	£m	£m

Net interest income	8,384	2,357	49	(17)	10,773
Other income	1,733	1,292	1,250	240	4,515
Operating lease depreciation	(856)	(28)	—	—	(884)
Net income	9,261	3,621	1,299	223	14,404
Operating costs	(4,761)	(1,851)	(902)	(71)	(7,585)
Remediation	(125)	(210)	(50)	6	(379)
Total costs	(4,886)	(2,061)	(952)	(65)	(7,964)
Trading surplus	4,375	1,560	347	158	6,440
Impairment	(2,384)	(1,464)	(9)	(390)	(4,247)
Underlying profit	1,991	96	338	(232)	2,193

Banking net interest margin	2.52%	2.83%			2.52%
Average interest-earning banking assets	£345.5bn	£88.6bn	£0.9bn	—	£435.0bn
Asset quality ratio	0.69%	1.53%			0.96%
Return on risk-weighted assets	2.01%	0.12%			1.07%
Loans and advances to customers1	£350.9bn	£86.2bn	£0.9bn	£2.2bn	£440.2bn
Customer deposits2	£290.2bn	£145.6bn	£14.1bn	£0.8bn	£450.7bn
Risk-weighted assets	£99.0bn	£75.0bn	£1.3bn	£27.4bn	£202.7bn

2019	Retail3	Commercial Banking3	Insurance and Wealth3	Central items3	Group
	£m	£m	£m	£m	£m

Net interest income	9,184	2,892	77	224	12,377
Other income	2,019	1,417	2,021	275	5,732
Operating lease depreciation	(946)	(21)	—	—	(967)
Net income	10,257	4,288	2,098	499	17,142
Operating costs	(4,768)	(2,073)	(982)	(52)	(7,875)
Remediation	(238)	(155)	(50)	(2)	(445)
Total costs	(5,006)	(2,228)	(1,032)	(54)	(8,320)
Trading surplus	5,251	2,060	1,066	445	8,822
Impairment	(1,038)	(306)	—	53	(1,291)
Underlying profit	4,213	1,754	1,066	498	7,531

Banking net interest margin	2.77%	3.22%			2.88%
Average interest-earning banking assets	£341.9bn	£91.9bn	£0.9bn	—	£434.7bn
Asset quality ratio	0.30%	0.30%			0.29%
Return on risk-weighted assets	4.36%	2.14%			3.65%
Loans and advances to customers1	£342.6bn	£95.2bn	£0.9bn	£1.7bn	£440.4bn
Customer deposits2	£253.2bn	£144.0bn	£13.7bn	£0.9bn	£411.8bn
Risk-weighted assets	£98.4bn	£77.4bn	£1.3bn	£26.3bn	£203.4bn

1
Excludes reverse repos.

2
Excludes repos.

3
Prior period segmental comparatives restated. See basis of presentation.

RETAIL

Retail offers a broad range of financial service products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to be the preferred financial partner for personal customers, by building deep and enduring relationships that meet more of its customers' financial needs and improve their financial resilience throughout their lifetime, with personalised products and services that are increasingly relevant to them. Retail operates a multi-brand and multi-channel strategy. It continues to simplify its business and provide more transparent products, helping to improve service levels and reduce conduct risk, whilst working within a prudent risk appetite.

Progress against strategic priorities

Leading customer experience

●
UK’s leading digital bank with digitally active customers up 6 per cent to 17.4 million and mobile users up 16 per cent to 12.5 million. Over 4 billion internet banking logins in 2020, with average monthly logins up 12 per cent

●
Maintained the UK’s largest branch network with around 90 per cent of branches remaining open throughout the pandemic, whilst implementing coronavirus safeguarding measures to protect customers and colleagues

●
Supported customers through the pandemic with c.1.3 million payment holidays, c.880,000 calls answered on dedicated lines for NHS workers and over 70s, along with over 750,000 wellbeing calls made by branch colleagues

●
Continued to support first time buyers with c.£40 billion of mortgage lending in 2018 to 2020, exceeding the Group's target by over 30 per cent

●
Improved customer experience reflected in increased branch and digital net promoter scores reaching record highs

Digitising the Group

●
Supporting customers in financial difficulty with more accessible support through digital channels for the first time

●
5 million customers now receiving push notification alerts helping them manage their finances (up 80 per cent)

●
Launched Business Finance Assistant, to support small businesses managing their finance needs

Maximising Group capabilities

●
£7.6 billion of Bounce Back Loans provided to Business Banking customers (out of Group total £12.4 billion)

●
£37 billion increase in deposits, reflecting the strength of the Group's trusted brands in an uncertain environment

Transforming ways of working

●
Over 2,500 branch colleagues redeployed to support customers through the pandemic, whilst over 21,000 colleagues were able to work from home and over 13,000 laptops distributed to colleagues across the Retail Bank

●
1,000 strong Branch Financial Assistance team created to support customers in financial difficulty

●
Launched new green propositions including an Energy Saving Tool, helping customers improve energy efficiency of their homes and an electric vehicle salary sacrifice proposition

Financial performance

●
Net interest income 9 per cent lower, reflecting the low rate environment, actions to support customers and lower unsecured balances with reduced levels of activity and demand during the pandemic

●
Other income 14 per cent lower with reduced levels of customer activity and customer spending and the continued impact of a smaller Lex fleet size in line with the market, in part offset by lower operating lease depreciation

●
Operating costs flat, with efficiency savings offsetting an increase in costs related to supporting customers during the coronavirus pandemic. Remediation costs decreased 47 per cent on prior year to £125 million

●
Impairment increased significantly to £2,384 million, primarily driven by the charge in the first half of the year reflecting a material deterioration in the economic outlook as a result of the coronavirus pandemic

●
Customer lending increased 2 per cent with increased mortgage activity, including open book growth of £6.7 billion in the fourth quarter and support for Business Banking customers, partly offset by lower unsecured balances

●
Customer deposits increased 15 per cent with strong inflows to the Group's trusted brands and lower spend activity, along with increased Bounce Back Loan driven deposits

●
Risk-weighted assets up 1 per cent with credit migration and model changes, offset by lower unsecured balances

Retail performance summary

	2020	20191	Change
	£m	£m	%

Net interest income	8,384	9,184	(9)
Other income	1,733	2,019	(14)
Operating lease depreciation	(856)	(946)	10
Net income	9,261	10,257	(10)
Operating costs	(4,761)	(4,768)	—
Remediation	(125)	(238)	47
Total costs	(4,886)	(5,006)	2
Trading surplus	4,375	5,251	(17)
Impairment	(2,384)	(1,038)
Underlying profit	1,991	4,213	(53)

Banking net interest margin	2.52%	2.77%	(25)bp
Average interest-earning banking assets	£345.5bn	£341.9bn	1
Asset quality ratio	0.69%	0.30%	39bp
Return on risk-weighted assets	2.01%	4.36%	(235)bp

	At 31 Dec2020	At 31 Dec20191	Change
	£bn	£bn	%

Open mortgage book	277.3	270.1	3
Closed mortgage book	16.5	18.5	(11)
Credit cards	14.3	17.7	(19)
UK unsecured loans	8.0	8.4	(5)
UK Motor Finance	14.7	15.6	(6)
Business Banking	8.8	2.0
Overdrafts	0.9	1.3	(31)
Other2	10.4	9.0	16
Loans and advances to customers	350.9	342.6	2
Operating lease assets	3.9	4.3	(9)
Total customer assets	354.8	346.9	2

Current Accounts	97.4	76.9	27
Relationship savings3	178.8	163.0	10
Tactical savings	14.0	13.3	5
Customer deposits	290.2	253.2	15

Risk-weighted assets	99.0	98.4	1

1
Restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail and to reflect the Group’s adoption of the Sterling Overnight Index Average (SONIA).

2
Includes Europe and run-off.

3
Includes Business Banking.
COMMERCIAL BANKING

Commercial Banking has a client-led, low risk, capital efficient strategy and is committed to becoming the best bank for business. Through its segmented client coverage model, it provides clients with a range of products and services such as lending, transaction banking, working capital management, risk management and debt capital markets. Continued investment in capabilities and digital propositions will enable the business to build a leading digital SME proposition and a disciplined and strengthened Corporate and Institutional client franchise.

Progress against strategic priorities

Leading customer experience

●
Implemented an extensive client outreach programme across SME and Mid Corporates in response to the coronavirus crisis, reaching c.60,000 businesses impacted by the pandemic to date

●
SME mentoring service launched in partnership with Be The Business to help clients recover from the pandemic

Digitising the Group

●
First globally to implement SWIFT GPI Instant, increasing the speed and transparency of cross-border payments

●
Over £2 billion processed through the Payables API, allowing clients to send Faster Payments directly from their systems without human intervention

●
Launched the Trade Tracker API, giving clients greater transparency through real-time transaction status updates

●
Rapid deployment of robotics to automate the opening of Bounce Back Loans, enabling over 300,000 loans with a value of over £9 billion to be opened since May and supported over £1 billion on the first day following the launch

Maximising Group capabilities

●
Exceeded the Group’s three year target to provide £6 billion of additional net lending to start-up, SME and Mid Market clients by end-2020 and surpassed the 2020 target of £18 billion gross new lending to these businesses

●
Actively supported clients with over £12 billion of Government-backed lending, in addition to c.34,000 capital repayment holidays and c.22,000 fee-free overdrafts as part of the Group's £2 billion COVID-19 fund

●
Supported £3.7 billion of investment in the UK manufacturing sector and participated in the completion of a number of UK Export Finance backed Export Development Guarantee transactions to the syndicated value of £4.4 billion to support clients' trading ambitions, whilst helping c.15,000 SMEs export for the first time over the past three years

●
In 2020, provided over £2.3 billion of green finance, taking the total green finance provided to over £7.3 billion since 2016. In addition, we have supported clients with over £1.8 billion of Sustainability Linked Loans since 2017

Transforming ways of working

●
Upgraded the Business Banking Online Lending Tool to accommodate the Government’s coronavirus lending schemes, enabling faster decision making and freeing up Relationship Manager time to help clients

Financial performance

●
Net interest income of £2,357 million, down 18 per cent on prior year, reflecting competitive asset markets, lower deposit income due to bank rate reductions partly offset by ongoing business optimisation across assets and liabilities

●
Other income decreased by 9 per cent to £1,292 million, primarily driven by lower transaction banking income as a consequence of coronavirus-related impacts on customer trading volumes, with markets income remaining resilient

●
Operating costs were 11 per cent lower reflecting the result of continued investment in efficiency initiatives

●
Impairments increased to £1,464 million, reflecting a significant deterioration in the Group's economic outlook, as well as a small number of single name charges

●
Customer lending was lower at £86.2 billion, with higher lending in SME driven by Government-backed lending, more than offset by lower Corporate and Institutional lending due to the continued optimisation of the asset portfolio

●
Customer deposits grew by 1 per cent to £145.6 billion, as optimisation within the term deposit book was more than offset by growth in SME deposits, given the partial retention of Government-backed lending on deposit and growth in SME deposits generally

●
Risk-weighted assets decreased 3 per cent to £75.0 billion, driven by ongoing optimisation in the Corporate book, partly offset by regulatory headwinds and credit migrations

Commercial Banking performance summary

	2020	20191	Change
	£m	£m	%

Net interest income	2,357	2,892	(18)
Other income	1,292	1,417	(9)
Operating lease depreciation	(28)	(21)	(33)
Net income	3,621	4,288	(16)
Operating costs	(1,851)	(2,073)	11
Remediation	(210)	(155)	(35)
Total costs	(2,061)	(2,228)	7
Trading surplus	1,560	2,060	(24)
Impairment	(1,464)	(306)
Underlying profit	96	1,754	(95)

Banking net interest margin	2.83%	3.22%	(39)bp
Average interest-earning banking assets	£88.6bn	£91.9bn	(4)
Asset quality ratio	1.53%	0.30%	123bp
Return on risk-weighted assets	0.12%	2.14%	(202)bp

	At 31 Dec 2020	At 31 Dec 20191	Change
	£bn	£bn	%

SME	31.8	30.1	6
Mid Corporates	4.1	5.3	(23)
Corporate and Institutional	46.0	54.6	(16)
Other	4.3	5.2	(17)
Loans and advances to customers	86.2	95.2	(9)

SME loans and advances including Retail Business Banking	40.6	32.1	26

Customer deposits	145.6	144.0	1

Current accounts including Retail Business Banking	47.6	34.9	36
Other customer deposits including Retail Business Banking	122.7	127.6	(4)

Risk-weighted assets	75.0	77.4	(3)

1
Restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail and to reflect the Group’s adoption of the Sterling Overnight Index Average (SONIA).

INSURANCE AND WEALTH

Insurance and Wealth offers insurance, investment and wealth management products and services. It supports over 10 million customers with assets under administration of £172 billion and annualised annuity payments of over £1.1 billion. The Group continues to invest significantly in the development of the business, with the aims of capturing the considerable opportunities in pensions and financial planning, whilst meeting more of customers’ financial needs and improving their financial resilience throughout their lifetime.

Progress against strategic priorities

Leading customer experience

●
Achieved 5 stars for the fifth consecutive year in the Financial Adviser Service Awards in Investments, Pensions and Protection, and Mortgages, together with the Editor’s Achievement Award for 30 years’ Consistent Service

●
Being the first major pensions and insurance provider to target halving the carbon footprint of its investments by 2030 on its path to net zero by 2050

●
Commenced £2 billion investment in BlackRock's Climate Transition fund, expected to deliver c.50 per cent carbon reduction compared to benchmark; helping customers save for retirement, whilst investing in sustainable businesses

●
Achieved GSR3 target of 15 per cent market share of workplace business, up from 10 per cent at start of 2018

●
Supported customers throughout the pandemic, including free additional insurance cover to NHS workers and reducing medical evidence requirements to help alleviate pressures on GPs

Digitising the Group

●
Launched Scottish Widows app in the fourth quarter to c.500,000 customers. Customers are able to engage with their retirement planning, representing a key strengthening of the Group's proposition

●
Single Customer View expanded to include stockbroking portfolios with c.6.5 million customers able to access their insurance and wealth products alongside their bank account, up from over 5 million at the end of 2019

Maximising Group capabilities

●
Grew open book assets under administration by £46 billion, or 69 per cent, over the GSR3 period to £113 billion, narrowly missing the £50 billion growth target despite challenging market conditions

●
Further exceeded GSR3 target of 1 million new pension customers, with 1.5 million now added

 ~~●~~
Completed migration to Schroders Personal Wealth. Continue to target becoming a top 3 financial planning business

Financial performance

●
Underlying profit fell to £338 million, driven by impact of reduced market activity, lower non-recurring items and adverse assumption changes in 2020 (versus net positive in 2019)

●
Sales in individual annuities, non-branch protection and workplace, planning and retirement, excluding auto-enrolment step-ups, have increased despite pandemic headwinds

●
Life and pensions experience and other items includes adverse impacts from assumption changes (further details of which are included in Other Financial Information) and the response to the Asset Management Market Review

●
General insurance combined operating ratio remains strong at 85 per cent in the context of absorbing £36 million claims due to storms in 2020. Total gross written premiums remain resilient despite the reduction in branch footfall

●
Reduction in Wealth income reflects the transfer of business to Schroders Personal Wealth in 2019, and lower net interest income as a result of the lower rate environment. Stockbroking other income more than double prior year

●
Costs reduced by £80 million, c.£60 million of which reflects the transfer of business to Schroders Personal Wealth

Insurance capital

●
Estimated Solvency II ratio of 151 per cent, reflects the dividend paid in February 2020, continued investment in new business, and the impact of lower interest rates.

●
Credit asset portfolio is average ‘A’ rated, well diversified and non-cyclical, with less than 1 per cent sub investment grade or unrated. No Insurance ordinary dividend will be paid for 2020

Insurance and Wealth performance summary

	2020	20191	Change
	£m	£m	%

Net interest income	49	77	(36)
Other income	1,250	2,021	(38)
Net income	1,299	2,098	(38)
Operating costs	(902)	(982)	8
Remediation	(50)	(50)	—
Total costs	(952)	(1,032)	8
Trading surplus	347	1,066	(67)
Impairment	(9)	—
Underlying profit	338	1,066	(68)

Life and pensions sales (PVNBP)2	14,529	17,515	(17)
General insurance underwritten new gross written premiums	111	127	(13)
General insurance underwritten total gross written premiums	662	671	(1)
General insurance combined ratio	85%	82%	3pp

	At 31 Dec 2020	At 31 Dec 2019	Change
	£bn	£bn	%

Insurance Solvency II ratio3	151%	170%	(19)pp
UK Wealth Loans and advances to customers	0.9	0.9	—
UK Wealth Customer deposits	14.1	13.7	3
UK Wealth Risk-weighted assets	1.3	1.3	—
Total customer assets under administration	171.9	170.0	1

Income by product group

	2020			20191
	New business	Existing business	Total	New business	Existing business	Total
	£m	£m	£m	£m	£m	£m

Workplace, planning and retirement	203	124	327	387	120	507
Individual and bulk annuities	166	84	250	209	68	277
Protection	16	21	37	21	24	45
Longstanding LP&I	9	346	355	11	384	395
	394	575	969	628	596	1,224
Life and pensions experience and other items			(195)			220
General insurance			309			326
			1,083			1,770
Wealth4			216			328
Net income			1,299			2,098

1
Restated to reflect the Group’s adoption of the Sterling Overnight Index Average (SONIA).

2
Present value of new business premiums. Further information on page 83.

3
Equivalent estimated regulatory view of ratio (including With Profits funds) was 144 per cent (31 December 2019: 154 per cent).

4
2019 wealth income includes c.£70 million relating to business that was transferred to Schroders Personal Wealth in October 2019.

CENTRAL ITEMS

	2020	20191	Change
	£m	£m	%

Net income	223	499	(55)
Operating costs	(71)	(52)	(37)
Remediation	6	(2)
Total costs	(65)	(54)	(20)
Trading surplus	158	445	(64)
Impairment	(390)	53
Underlying (loss) profit	(232)	498

1
Prior period restated. See basis of presentation.

Central items includes income and expenditure not attributed to divisions, including residual net interest income after transfer pricing (including the central recovery of the Group's distributions on other equity instruments), in period gains from gilt sales and the unwind of associated hedging costs, as well as the Group’s equities business, including Lloyds Development Capital.

During 2020, net income included a gain of £149 million on the sale of gilts and other liquid assets, compared with a £185 million gain on sale of such assets in 2019. The Group's equities business, including Lloyds Development Capital, contributed net income of £150 million compared to £223 million in the prior year. In addition, the net income comparative for 2019 included a gain of £50 million relating to the sale of the Group’s interest in Vocalink.

The impairment charge incurred in 2020 includes a £400 million central uncertainty overlay applied in respect of uncertainty in the economic outlook not captured within the modelled divisional ECL allowances. In 2019 impairment included releases relating to the reassessment of credit risk associated with debt instruments held within the Group’s equity investment business.

OTHER FINANCIAL INFORMATION

1. Reconciliation between statutory and underlying basis financial information

The tables below set out the reconciliation from the statutory results to the underlying basis results, the principles of which are set out in the basis of presentation.

		Removal of:
	Statutory basis	Volatility and other items1,2	Insurance gross up3	PPI	Underlying basis
2020	£m	£m	£m	£m	£m

Net interest income	10,749	174	(150)	—	10,773
Other income, net of insurance claims	4,377	165	(27)	—	4,515
Operating lease depreciation		(884)	—	—	(884)
Net income	15,126	(545)	(177)	—	14,404
Operating expenses4	(9,745)	1,522	174	85	(7,964)
Impairment5	(4,155)	(95)	3	—	(4,247)
Profit before tax	1,226	882	—	85	2,193

2019

Net interest income	10,180	379	1,818	—	12,377
Other income, net of insurance claims	8,179	(426)	(2,021)	—	5,732
Operating lease depreciation		(967)	—	—	(967)
Net income	18,359	(1,014)	(203)	—	17,142
Operating expenses4	(12,670)	1,697	203	2,450	(8,320)
Impairment	(1,296)	5	—	—	(1,291)
Profit before tax	4,393	688	—	2,450	7,531

The table below sets out the reconciliation from statutory profit before tax to underlying trading surplus.

	2020	2019
	£m	£m

Statutory profit before tax	1,226	4,393
Add back: impairment	4,155	1,296
Volatility and other items1,2	977	683
Insurance gross up	(3)	—
Payment protection insurance	85	2,450
Underlying trading surplus	6,440	8,822

1
In the year ended 31 December 2020 this comprises the effects of market volatility and asset sales (loss of £59 million); the amortisation of purchased intangibles (£69 million); restructuring (£521 million, including severance costs, property transformation, technology research and development, regulatory programmes and merger, acquisition and integration costs); and fair value unwind (losses of £233 million).

2
In the year ended 31 December 2019 this comprises the effects of market volatility and asset sales (gains of £126 million); the amortisation of purchased intangibles (£68 million); restructuring (£471 million, including severance, property optimisation, technology research and development, regulatory programmes and merger, acquisition and integration costs; and fair value unwind (losses of £275 million).

3
The Group’s insurance businesses’ income statements include income and expense attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon profit attributable to equity shareholders and, to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

4
The statutory basis figure is the aggregate of operating costs and operating lease depreciation.

5
Certain derivative valuation adjustments associated with credit-impaired customers are included within the impairment charge on an underlying basis but reported within other income, net of insurance claims on a statutory basis.

OTHER FINANCIAL INFORMATION (continued)

2. Banking net interest margin and average interest-earning assets

	2020	2019

Group net interest income – statutory basis (£m)	10,749	10,180
Insurance gross up (£m)	(150)	1,818
Volatility and other items (£m)	174	379
Group net interest income – underlying basis (£m)	10,773	12,377
Non-banking net interest expense (£m)	177	145
Banking net interest income – underlying basis (£m)	10,950	12,522

Net loans and advances to customers (£bn)1	440.2	440.4
Impairment provision and fair value adjustments (£bn)	6.3	3.9
Non-banking items:
Fee-based loans and advances (£bn)	(5.1)	(6.3)
Other non-banking (£bn)	(2.6)	(3.1)
Gross banking loans and advances (£bn)	438.8	434.9
Averaging (£bn)2	(3.8)	(0.2)
Average interest-earning banking assets (£bn)	435.0	434.7

Banking net interest margin (%)	2.52	2.88

1
Excludes reverse repos.

2
2020 includes the effects of the growth in the open mortgage book towards the end of the year.

3. Volatility arising in the insurance business

Volatility included in the Group’s statutory results before tax comprises the following:

	2020	2019
	£m	£m

Insurance volatility	(220)	230
Policyholder interests volatility	(74)	193
Total volatility	(294)	423
Insurance hedging arrangements	72	(347)
Total	(222)	76

The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

Insurance volatility movements in 2020 were largely driven by significant movements in global equity markets, credit spreads and interest rate movements. Although the Group manages its exposures to equity, interest rate, foreign currency exchange rate, inflation and market movements within the Insurance division, it does so by balancing the importance of managing the impacts on both capital and earnings volatility. For example, equity market movements are hedged within Insurance on a Solvency II capital basis and whilst this also reduces the IFRS earnings exposure to equity market movements, the hedge works to a lesser extent from an IFRS earnings perspective.

OTHER FINANCIAL INFORMATION (continued)

4. Changes in Insurance assumptions

The following impacts from assumption changes are included within Insurance and Wealth other operating income.

	2020	2019
	£m	£m

Persistency	(74)	(67)
Mortality, longevity and morbidity	52	164
Expense assumptions	(124)	208
Other	(5)	31
Total	(151)	336

Key life and pensions assumptions and methodologies are reviewed through the annual basis review in the fourth quarter of each year, however assumptions are monitored continuously and updated when necessary.

Current year changes reflect the macroeconomic impacts of the pandemic such as redundancies and furlough; prior year included annuitant longevity benefit from updates to the industry standard model for the projection of future mortality rates. The changes in expense assumptions reflect lower in-year new business volumes impacting average per policy administration costs, reallocation of costs between business lines and future short-term committed expenditure on specific projects. 2019 included the benefit of the change in investment management provider.

The above table excludes a £91 million benefit from methodology changes recognised in the first half of 2020.

5. Tangible net assets per share

The table below sets out a reconciliation of the Group’s shareholders’ equity to its tangible net assets.

	At 31 Dec 2020	At 31 Dec 2019
	£m	£m

Shareholders’ equity	43,278	41,697
Goodwill	(2,320)	(2,324)
Intangible assets	(4,140)	(3,808)
Purchased value of in-force business	(221)	(247)
Other, including deferred tax effects	459	269
Tangible net assets	37,056	35,587

Ordinary shares in issue, excluding own shares	70,812m	70,031m
Tangible net assets per share	52.3p	50.8p

OTHER FINANCIAL INFORMATION (continued)

6. Return on tangible equity

	2020	2019

Average shareholders' equity (£bn)	43.5	43.0
Average intangible assets (£bn)	(6.2)	(5.9)
Average tangible equity (£bn)	37.3	37.1

Group statutory profit after tax (£m)	1,387	3,006
Less profit attributable to non-controlling interests and other equity holders (£m)	(522)	(547)
Adjusted statutory profit after tax (£m) - new basis	865	2,459
Add back amortisation of intangible assets (post tax) (£m)	502	438
Adjusted statutory profit after tax (£m) - existing basis	1,367	2,897

Return on tangible equity – existing basis (%)	3.7	7.8
Return on tangible equity – new basis (%)	2.3	6.6

Under the existing definition of return on tangible equity, statutory profit after tax is adjusted to remove profit attributable to non-controlling interests and other equity holders and to add back the post-tax amortisation of intangible assets, before being divided by average tangible equity. Under the new basis, the post-tax amortisation of intangible assets is no longer added back. Going forward the Group will adopt this revised basis in order to aid comparability across the banking sector.

RISK MANAGEMENT

CREDIT RISK PORTFOLIO

Overview

The Group has continued to actively support its customers during the crisis through a range of flexible options and payment holidays across major products, as well as lending through the various UK Government support schemes.

With c.85 per cent of the Group's lending secured, with robust LTVs, and a prudent approach to credit risk appetite and risk management, the credit portfolios were well positioned entering the crisis. Considering the external environment, flows of accounts into arrears and defaults remain low.

However, the Group recognises and has provisioned on the basis that payment holidays granted and other Government support measures mean that the true underlying risk is not reflected and there is an expectation of increased arrears and defaults as these various arrangements, designed to alleviate short-term financial pressure, come to an end.

The impairment charge for the year has increased significantly to £4,247 million (2019: £1,291 million). This is due to higher expected credit loss allowances taken predominantly in the first half of the year. These reflected the deterioration in economic outlook as a consequence of the coronavirus pandemic, as well as the charges taken on restructuring cases in the Commercial Business Support Unit (BSU).

As a result, expected credit losses on loans and advances to customers increased to £6,832 million at 31 December 2020 (31 December 2019: £4,142 million). Notwithstanding the likelihood of rising defaults, the impairment impacts are expected largely to be covered by the forward looking provisions built up in 2020, subject to there being no material changes to the Group's overall expectations of the severity of the pandemic impact on the economy.

Stage 2 loans and advances to customers as a percentage of total lending have increased by 4.3 percentage points to 12.0 per cent at 31 December 2020 (31 December 2019: 7.7 per cent), reflecting the deterioration of the Group’s forward looking economic assumptions. Of these, 88.9 per cent are up to date (31 December 2019: 78.9 per cent). Stage 2 coverage increased to 4.5 per cent (31 December 2019: 3.7 per cent).

Stage 3 loans and advances increased by £335 million to £9,089 million (31 December 2019: £8,754 million), although as a percentage of total lending remained stable at 1.8 per cent. Stage 3 coverage increased by 5.6 percentage points to 28.1 per cent (31 December 2019: 22.5 per cent) largely driven by additional provisions predominantly raised against pre-existing restructuring cases in Commercial Banking’s BSU and to a lesser extent in Retail, due to the change in the Group’s economic forecast of collateral values for UK Mortgages and UK Motor Finance.

Low risk culture and prudent risk appetite

●
The Group continues to take a prudent approach to credit risk and a through the cycle credit risk appetite, whilst working closely with customers to support them over this challenging period

●
Although not immune, the Group's credit portfolios are well positioned against an uncertain economic outlook and potential market volatility

●
The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress

●
Sector and asset class concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes

CREDIT RISK PORTFOLIO (continued)

Impairment charge by division

	Loans and advances to customers	Loans and advances to banks	Debt securities	Financial assets at fair value through other comprehensive income	Other assets	Undrawn balances	2020
								2019
	£m	£m	£m	£m	£m	£m	£m	£m

Retail	2,239	—	—	—	—	145	2,384	1,038
Commercial Banking	1,311	5	1	4	—	143	1,464	306
Insurance and Wealth	6	—	—	—	2	1	9	—
Central Items	389	—	—	1	—	—	390	(53)
Total impairment charge	3,945	5	1	5	2	289	4,247	1,291
Asset quality ratio							0.96%	0.29%
Gross asset quality ratio							0.99%	0.37%

Credit Risk basis of presentation

The analyses which follow have been presented on two bases; the statutory basis which is consistent with the presentation in the Group’s accounts and the underlying basis which is used for internal management purposes. Reconciliations between the two bases have been provided.

In the following statutory basis tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses are crystallised.

The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances because it provides a better indication of the credit performance of the POCI assets purchased as part of the HBOS acquisition. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly.

CREDIT RISK PORTFOLIO (continued)

Group total expected credit loss allowance

	Statutory basis		Underlying basis
	At 31 Dec 2020	At 31 Dec 2019	At 31 Dec 2020	At 31 Dec 2019
	£m	£m	£m	£m
Customer related balances
Drawn	5,760	3,259	6,373	3,965
Undrawn	459	177	459	177
	6,219	3,436	6,832	4,142
Other assets	28	19	28	19
Total ECL allowance	6,247	3,455	6,860	4,161

Reconciliation between statutory and underlying basis of Group gross loans and advances to customers and expected credit loss allowances on drawn balances

	Gross loans and advances to customers					Expected credit loss allowances on drawn balances
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Underlying basis	435,526	60,514	9,089	—	505,129	1,385	2,493	2,495	—	6,373
POCI assets	(1,625)	(8,864)	(2,600)	13,089	—	(3)	(330)	(506)	839	—
Acquisition fair value adjustment	42	9	1	(578)	(526)	(10)	(18)	(7)	(578)	(613)
	(1,583)	(8,855)	(2,599)	12,511	(526)	(13)	(348)	(513)	261	(613)
Statutory basis	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760

At 31 December 2019
Underlying basis	451,611	38,440	8,754	—	498,805	702	1,346	1,917	—	3,965
POCI assets	(1,718)	(9,903)	(2,740)	14,361	—	—	(334)	(455)	789	—
Acquisition fair value adjustment	82	6	1	(647)	(558)	(27)	(17)	(15)	(647)	(706)
	(1,636)	(9,897)	(2,739)	13,714	(558)	(27)	(351)	(470)	142	(706)
Statutory basis	449,975	28,543	6,015	13,714	498,247	675	995	1,447	142	3,259

CREDIT RISK PORTFOLIO (continued)

Movements in Group total expected credit loss allowance (statutory basis)

	ECL at 31 Dec 2020	Net ECL increase	Write-offs and other	Income statement charge	ECL at 31 Dec 2019
	£m	£m	£m	£m	£m

UK Mortgages	1,027	458	(20)	478	569
Credit cards	923	377	(423)	800	546
Loans and overdrafts	715	254	(485)	739	461
UK Motor Finance	501	114	(112)	226	387
Other	229	102	(39)	141	127
Retail	3,395	1,305	(1,079)	2,384	2,090
Commercial Banking	2,402	1,087	(282)	1,369	1,315
Other	450	400	(2)	402	50
Total1	6,247	2,792	(1,363)	4,155	3,455

1
Total ECL includes £28 million relating to other non customer-related assets (31 December 2019: £19 million).

Movements in Group total expected credit loss allowance (underlying basis)

	ECL at 31 Dec 2020	Net ECL increase	Write-offs and other	Income statement charge	ECL at 31 Dec2019
	£m	£m	£m	£m	£m

UK Mortgages	1,605	389	(89)	478	1,216
Credit cards	958	352	(448)	800	606
Loans and overdrafts	715	254	(485)	739	461
UK Motor Finance	501	114	(112)	226	387
Other	229	103	(38)	141	126
Retail	4,008	1,212	(1,172)	2,384	2,796
Commercial Banking	2,402	1,087	(377)	1,464	1,315
Other	450	400	1	399	50
Total1	6,860	2,699	(1,548)	4,247	4,161

1
Total ECL includes £28 million relating to other non customer-related assets (31 December 2019: £19 million).

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers and expected credit loss allowances – statutory basis

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2020	£m	£m	£m	£m	£m
Loans and advances to customers
UK Mortgages	251,418	29,018	1,859	12,511	294,806	9.8	0.6
Credit cards	11,496	3,273	340	—	15,109	21.7	2.3
Loans and overdrafts	7,710	1,519	307	—	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	—	15,201	14.6	1.3
Other	17,879	1,304	184	—	19,367	6.7	1.0
Retail	301,289	37,330	2,889	12,511	354,019	10.5	0.8
Commercial Banking	70,558	14,316	3,524	—	88,398	16.2	4.0
Insurance and Wealth	832	13	70	—	915	1.4	7.7
Central items1	61,264	—	7	—	61,271	—	—
Total gross lending	433,943	51,659	6,490	12,511	504,603	10.2	1.3
ECL allowance on drawn balances	(1,372)	(2,145)	(1,982)	(261)	(5,760)
Net balance sheet carrying value	432,571	49,514	4,508	12,250	498,843
Group ECL allowance (drawn and undrawn)
UK Mortgages	107	468	191	261	1,027	45.6	18.6
Credit cards	240	530	153	—	923	57.4	16.6
Loans and overdrafts	224	344	147	—	715	48.1	20.6
UK Motor Finance2	197	171	133	—	501	34.1	26.5
Other	46	124	59	—	229	54.1	25.8
Retail	814	1,637	683	261	3,395	48.2	20.1
Commercial Banking	359	741	1,295	—	2,395	30.9	54.1
Insurance and Wealth	11	1	11	—	23	4.3	47.8
Central items	400	—	6	—	406	—	1.5
Total ECL allowance (drawn and undrawn)	1,584	2,379	1,995	261	6,219	38.3	32.1
Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers3
UK Mortgages	—	1.6	10.3	2.1	0.3
Credit cards	2.1	16.2	56.0	—	6.1
Loans and overdrafts	2.9	22.6	64.2	—	7.6
UK Motor Finance	1.5	7.7	66.8	—	3.3
Other	0.3	9.5	39.3	—	1.2
Retail	0.3	4.4	25.2	2.1	1.0
Commercial Banking	0.5	5.2	36.7	—	2.7
Insurance and Wealth	1.3	7.7	15.7	—	2.5
Central items	0.7	—	85.7	—	0.7
Total ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers	0.4	4.6	31.6	2.1	1.2

1
Includes reverse repos of £58.6 billion.

2
UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

3
Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Retail of £179 million.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers and expected credit loss allowances – statutory basis (continued)

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % oftotal	Stage 3 as % of total
At 31 December 20191	£m	£m	£m	£m	£m
Loans and advances to customers
UK Mortgages	257,043	16,935	1,506	13,714	289,198	5.9	0.5
Credit cards	16,132	1,681	385	—	18,198	9.2	2.1
Loans and overdrafts	8,788	1,131	293	—	10,212	11.1	2.9
UK Motor Finance	13,884	1,942	150	—	15,976	12.2	0.9
Other	9,904	845	150	—	10,899	7.8	1.4
Retail	305,751	22,534	2,484	13,714	344,483	6.5	0.7
Commercial Banking	87,074	5,977	3,447	—	96,498	6.2	3.6
Insurance and Wealth	753	32	77	—	862	3.7	8.9
Central items2	56,397	—	7	—	56,404	—	—
Total gross lending	449,975	28,543	6,015	13,714	498,247	5.7	1.2
ECL allowance on drawn balances	(675)	(995)	(1,447)	(142)	(3,259)
Net balance sheet carrying value	449,300	27,548	4,568	13,572	494,988
Group ECL allowance (drawn and undrawn)
UK Mortgages	24	281	122	142	569	49.4	21.4
Credit cards	203	218	125	—	546	39.9	22.9
Loans and overdrafts	160	193	108	—	461	41.9	23.4
UK Motor Finance3	216	87	84	—	387	22.5	21.7
Other	36	40	51	—	127	31.5	40.2
Retail	639	819	490	142	2,090	39.2	23.4
Commercial Banking	115	252	946	—	1,313	19.2	72.0
Insurance and Wealth	6	1	10	—	17	5.9	58.8
Central items	10	—	6	—	16	—	37.5
Total ECL allowance (drawn and undrawn)	770	1,072	1,452	142	3,436	31.2	42.3
Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers4
UK Mortgages	—	1.7	8.1	1.0	0.2
Credit cards	1.3	13.0	41.0	—	3.0
Loans and overdrafts	1.8	17.1	57.1	—	4.6
UK Motor Finance	1.6	4.5	56.0	—	2.4
Other	0.4	4.7	39.5	—	1.2
Retail	0.2	3.6	21.5	1.0	0.6
Commercial Banking	0.1	4.2	27.4	—	1.4
Insurance and Wealth	0.8	3.1	13.0	—	2.0
Central items	—	—	85.7	—	—
Total ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers	0.2	3.8	25.0	1.0	0.7

1
Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

2
Includes reverse repos of £54.6 billion.

3
UK Motor Finance for Stages 1 and 2 include £201 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4
Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Retail of £205 million.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers and expected credit loss allowances – underlying basis

	Stage 1	Stage 2	Stage 3	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2020	£m	£m	£m	£m
Loans and advances to customers
UK Mortgages	253,043	37,882	4,459	295,384	12.8	1.5
Credit cards	11,454	3,264	339	15,057	21.7	2.3
Loans and overdrafts	7,710	1,519	307	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	15,201	14.6	1.3
Other	17,879	1,304	184	19,367	6.7	1.0
Retail1	302,872	46,185	5,488	354,545	13.0	1.5
Commercial Banking	70,558	14,316	3,524	88,398	16.2	4.0
Insurance and Wealth	832	13	70	915	1.4	7.7
Central items2	61,264	—	7	61,271	—	—
Total gross lending	435,526	60,514	9,089	505,129	12.0	1.8
ECL allowance on drawn balances	(1,385)	(2,493)	(2,495)	(6,373)
Net balance sheet carrying value	434,141	58,021	6,594	498,756
Group ECL allowance (drawn and undrawn)
UK Mortgages	110	798	697	1,605	49.7	43.4
Credit cards	250	548	160	958	57.2	16.7
Loans and overdrafts	224	344	147	715	48.1	20.6
UK Motor Finance3	197	171	133	501	34.1	26.5
Other	46	124	59	229	54.1	25.8
Retail1	827	1,985	1,196	4,008	49.5	29.8
Commercial Banking	359	741	1,295	2,395	30.9	54.1
Insurance and Wealth	11	1	11	23	4.3	47.8
Central items	400	—	6	406	—	1.5
Total ECL allowance (drawn and undrawn)	1,597	2,727	2,508	6,832	39.9	36.7
Group ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers4
UK Mortgages	—	2.1	15.6	0.5
Credit cards	2.2	16.8	58.8	6.4
Loans and overdrafts	2.9	22.6	64.2	7.6
UK Motor Finance	1.5	7.7	66.8	3.3
Other	0.3	9.5	39.3	1.2
Retail1	0.3	4.3	22.5	1.1
Commercial Banking	0.5	5.2	36.7	2.7
Insurance and Wealth	1.3	7.7	15.7	2.5
Central items	0.7	—	85.7	0.7
Total ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers	0.4	4.5	28.1	1.4

1
Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

2
Includes reverse repos of £58.6 billion.

3
UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4
Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Retail of £179 million.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers and expected credit loss allowances – underlying basis (continued)

	Stage 1	Stage 2	Stage 3	Total	Stage 2 as % of total	Stage 3 as % oftotal
At 31 December 20191	£m	£m	£m	£m
Loans and advances to customers
UK Mortgages	258,760	26,838	4,247	289,845	9.3	1.5
Credit cards	16,052	1,675	383	18,110	9.2	2.1
Loans and overdrafts	8,788	1,131	293	10,212	11.1	2.9
UK Motor Finance	13,884	1,942	150	15,976	12.2	0.9
Other	9,903	845	150	10,898	7.8	1.4
Retail2	307,387	32,431	5,223	345,041	9.4	1.5
Commercial Banking	87,074	5,977	3,447	96,498	6.2	3.6
Insurance and Wealth	753	32	77	862	3.7	8.9
Central items3	56,397	—	7	56,404	—	—
Total gross lending	451,611	38,440	8,754	498,805	7.7	1.8
ECL allowance on drawn balances	(702)	(1,346)	(1,917)	(3,965)
Net balance sheet carrying value	450,909	37,094	6,837	494,840
Group ECL allowance (drawn and undrawn)
UK Mortgages	26	614	576	1,216	50.5	47.4
Credit cards	230	236	140	606	38.9	23.1
Loans and overdrafts	160	193	108	461	41.9	23.4
UK Motor Finance4	216	87	84	387	22.5	21.7
Other	34	40	52	126	31.7	41.3
Retail2	666	1,170	960	2,796	41.8	34.3
Commercial Banking	115	252	946	1,313	19.2	72.0
Insurance and Wealth	6	1	10	17	5.9	58.8
Central items	10	—	6	16	—	37.5
Total ECL allowance (drawn and undrawn)	797	1,423	1,922	4,142	34.4	46.4
Group ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers5
UK Mortgages	—	2.3	13.6	0.4
Credit cards	1.4	14.1	46.2	3.4
Loans and overdrafts	1.8	17.1	57.1	4.6
UK Motor Finance	1.6	4.5	56.0	2.4
Other	0.3	4.7	40.3	1.2
Retail2	0.2	3.6	19.1	0.8
Commercial Banking	0.1	4.2	27.4	1.4
Insurance and Wealth	0.8	3.1	13.0	2.0
Central items	—	—	85.7	—
Total ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers	0.2	3.7	22.5	0.8

1
Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

2
Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

3
Includes reverse repos of £54.6 billion.

4
UK Motor Finance for Stages 1 and 2 include £201 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

5
Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Retail of £205 million.

CREDIT RISK PORTFOLIO (continued)

Group Stage 2 loans and advances to customers (statutory basis)

	Up to date				1-30 days past due2		Over 30 days past due		Total
	PD movements		Other1
	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2020
UK Mortgages	22,569	215	3,078	131	1,648	43	1,723	79	29,018	468
Credit cards	2,924	408	220	76	93	27	36	19	3,273	530
Loans and overdrafts	959	209	388	68	126	45	46	22	1,519	344
UK Motor Finance	724	62	1,321	55	132	37	39	17	2,216	171
Other	512	56	651	44	69	14	72	10	1,304	124
Retail	27,688	950	5,658	374	2,068	166	1,916	147	37,330	1,637
Commercial Banking	13,734	720	247	9	77	7	258	5	14,316	741
Insurance and Wealth	1	—	12	1	—	—	—	—	13	1
Central items	—	—	—	—	—	—	—	—	—	—
Total	41,423	1,670	5,917	384	2,145	173	2,174	152	51,659	2,379

At 31 December 2019
UK Mortgages	10,846	83	2,593	107	1,876	33	1,620	58	16,935	281
Credit cards	1,093	129	423	47	124	26	41	16	1,681	218
Loans and overdrafts	569	88	348	42	158	41	56	22	1,131	193
UK Motor Finance	543	27	1,232	30	135	21	32	9	1,942	87
Other	324	14	363	12	80	9	78	5	845	40
Retail	13,375	341	4,959	238	2,373	130	1,827	110	22,534	819
Commercial Banking	3,895	179	1,700	64	117	8	265	1	5,977	252
Insurance and Wealth	—	—	28	1	1	—	3	—	32	1
Central items	—	—	—	—	—	—	—	—	—	—
Total	17,270	520	6,687	303	2,491	138	2,095	111	28,543	1,072

1
Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.

2
Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in of itself is not a Stage 2 trigger.

3
Expected credit loss allowances on loans and advances to customers (drawn and undrawn).

CREDIT RISK PORTFOLIO (continued)

Group Stage 2 loans and advances to customers (underlying basis)

	Up to date				1-30 days past due2		Over 30 days past due		Total
	PD movements		Other1
	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2020
UK Mortgages	28,049	354	4,067	189	2,663	82	3,103	173	37,882	798
Credit cards	2,916	422	220	78	92	28	36	20	3,264	548
Loans and overdrafts	959	209	388	68	126	45	46	22	1,519	344
UK Motor Finance	724	62	1,321	55	132	37	39	17	2,216	171
Other	512	56	651	44	69	14	72	10	1,304	124
Retail	33,160	1,103	6,647	434	3,082	206	3,296	242	46,185	1,985
Commercial Banking	13,734	720	247	9	77	7	258	5	14,316	741
Insurance and Wealth	1	—	12	1	—	—	—	—	13	1
Central items	—	—	—	—	—	—	—	—	—	—
Total	46,895	1,823	6,906	444	3,159	213	3,554	247	60,514	2,727

At 31 December 2019
UK Mortgages	16,100	192	3,730	171	3,517	84	3,491	167	26,838	614
Credit cards	1,088	139	422	49	124	30	41	17	1,675	235
Loans and overdrafts	569	88	348	42	158	41	56	22	1,131	193
UK Motor Finance	543	27	1,232	30	135	21	32	9	1,942	87
Other	323	15	364	12	80	8	78	6	845	41
Retail	18,623	461	6,096	304	4,014	184	3,698	221	32,431	1,170
Commercial Banking	3,895	179	1,700	64	117	8	265	1	5,977	252
Insurance and Wealth	—	—	28	1	1	—	3	—	32	1
Central items	—	—	—	—	—	—	—	—	—	—
Total	22,518	640	7,824	369	4,132	192	3,966	222	38,440	1,423

1
Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.

2
Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in of itself is not a Stage 2 trigger.

3
Expected credit loss allowances on loans and advances to customers (drawn and undrawn).

CREDIT RISK PORTFOLIO (continued)

ECL sensitivity to economic assumptions

The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in Note 2 on page 70 onwards.

The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the Stage 2 allocation is constant across all the scenarios. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated.

Probability-weighted		Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m
Statutory basis
UK Mortgages	1,027	614	804	1,237	2,306
Other Retail	2,368	2,181	2,310	2,487	2,745
Commercial Banking	2,402	1,910	2,177	2,681	3,718
Other	450	448	450	450	456
At 31 December 2020	6,247	5,153	5,741	6,855	9,225

UK Mortgages	569	317	464	653	1,389
Other Retail	1,521	1,443	1,492	1,564	1,712
Commercial Banking	1,315	1,211	1,258	1,382	1,597
Other	50	50	50	50	50
At 31 December 2019	3,455	3,021	3,264	3,649	4,748

Probability-weighted		Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m
Underlying basis
UK Mortgages	1,605	1,192	1,382	1,815	2,884
Other Retail	2,403	2,216	2,345	2,522	2,780
Commercial Banking	2,402	1,910	2,177	2,681	3,718
Other	450	448	450	450	456
At 31 December 2020	6,860	5,766	6,354	7,468	9,838

UK Mortgages	1,216	964	1,111	1,300	2,036
Other Retail	1,580	1,502	1,551	1,623	1,771
Commercial Banking	1,315	1,211	1,258	1,382	1,597
Other	50	50	50	50	50
At 31 December 2019	4,161	3,727	3,970	4,355	5,454

CREDIT RISK PORTFOLIO (continued)

The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged.

The table below shows the impact on the Group’s ECL in respect of UK mortgages resulting from a decrease/increase in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase/decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 31 December 2020		At 31 December 2019
	10pp increasein HPI	10pp decreasein HPI	10pp increasein HPI	10pp decreasein HPI

ECL impact, £m	(206)	284	(110)	147

The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12 month and lifetime PDs.

	At 31 December 2020		At 31 December 2019
	1pp increase in unemployment	1pp decrease in unemployment	1pp increase in unemployment	1pp decrease in unemployment
	£m	£m	£m	£m

UK Mortgages	25	(23)	33	(34)
Other Retail	54	(54)	39	(54)
Commercial Banking	125	(112)	68	(54)
Other	1	(1)	1	(1)
ECL impact	205	(190)	141	(143)

FUNDING AND LIQUIDITY MANAGEMENT

The Group has maintained its strong funding and liquidity position with the loan to deposit ratio falling to 98 per cent (107 per cent as at 31 December 2019). This was largely driven by a £38.9 billion increase in customer deposits given reduced customer spending and customers depositing government lending scheme balances.

During 2020, the Group repaid all outstanding amounts of its Term Funding Scheme (TFS) drawings of £15.4 billion and the remaining £1 billion outstanding of its Funding for Lending Scheme (FLS) drawings. The Group has drawn £13.7 billion from the Term Funding Scheme with additional incentives for SMEs (TFSME). Overall, total wholesale funding has reduced to £109.4 billion as at 31 December 2020 (31 December 2019: £124.2 billion) principally as a result of growth in customer deposits.

The Group’s liquidity coverage ratio (LCR) was 136 per cent (based on a monthly rolling average over the previous 12 months) as at 31 December 2020 (31 December 2019: 137 per cent) calculated on a consolidated basis based on the EU Delegated Act. Net liquidity outflows increased as a result of a higher volume of short notice customer deposits and higher derivative margin volatility. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non Ring-Fenced Bank entities.

The Group’s credit ratings continue to reflect the resilience of the Group's business model and the strength of the balance sheet. In October, Moody's downgraded Lloyds Bank plc from Aa3/Negative to A1/Stable due to the removal of the uplift for government support. This impacted a number of other UK peers and was triggered by the downgrade of the UK sovereign rating a few days earlier given the agency's concerns around the pandemic and the UK's exit from the European Union, but did not impact the standalone rating of the bank. Over the year both S&P and Fitch have affirmed the Group's ratings, albeit with negative outlooks to reflect their concerns over the UK economy.

CAPITAL MANAGEMENT

Analysis of capital position

The Group’s CET1 capital ratio increased to 16.2 per cent after the accrual for ordinary dividends (31 December 2019: 13.8 per cent on a pro forma basis), amounting to a capital build for the year of 242 basis points (263 basis points prior to the accrual for the full year ordinary dividend).

Excluding the impact of the revised capital treatment for intangible software assets of 51 basis points and the reversal of the full year 2019 ordinary dividend accrual of 83 basis points, the capital build for the year prior to the accrual for the current full year ordinary dividend was 129 basis points, reflecting the following:

●
Banking business capital build before impairment charge of 192 basis points, which was largely offset by the impairment charge for the year of 174 basis points

●
The application of IFRS 9 transitional arrangements for capital, which have provided an in-year benefit amounting to 83 basis points in the form of relief against the impact of the increase in the impairment charge

●
A net increase of 28 basis points resulting from the reduction in underlying risk-weighted assets and excess expected losses as well as favourable market and other movements, partially offset by pension contributions (equivalent to 46 basis points) made during the year

The accrual for dividends reflects the recommended final ordinary dividend of 0.57 pence per share.

Excluding the application of the IFRS 9 transitional arrangements for capital the Group's CET1 capital ratio after ordinary dividends would be 15.0 per cent (31 December 2019: 13.4 per cent on a pro forma basis).

The PRA is consulting on a proposal to reverse the revised capital treatment of intangible software assets (which currently follows EU capital regulations), thereby reinstating the original requirement to deduct in full. Excluding the impact of the revised capital treatment the Group's CET1 capital ratio after ordinary dividends would be 15.7 per cent.

The transitional total capital ratio, after ordinary dividends, increased to 23.3 per cent (31 December 2019: 21.5 per cent on a pro forma basis), largely reflecting the increase in CET1 capital, offset in part by the reduction in tier 2 capital, the latter reflecting instrument calls, regulatory amortisation and other movements, partially offset by the net outcome of subordinated liability exchange exercises undertaken during the year.

The Group's transitional minimum requirement for own funds and eligible liabilities (MREL), after ordinary dividends, increased to 36.4 per cent (31 December 2019: 32.6 per cent on a pro forma basis), reflecting the increase in transitional total capital and an increase in senior unsecured securities driven by net new issuance.

The UK leverage ratio, after ordinary dividends, increased from 5.2 per cent on a pro forma basis to 5.8 per cent, largely reflecting the increase in the fully loaded tier 1 capital position, partially offset by the increase in the leverage exposure measure reflecting movements in securities financing transactions and off-balance sheet items.

CAPITAL MANAGEMENT (continued)

Target capital ratio

The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties continues to be c.12.5 per cent plus a management buffer of c.1 per cent. This takes into account, amongst other things:

●
The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets

●
The Group’s Pillar 2A requirement set by the PRA. During the year the PRA have reduced the Group’s CET1 Pillar 2A capital requirement from c.2.6 per cent to c.2.1 per cent of risk-weighted assets at 31 December 2020. The reduction during the year reflects both the initial reduction applied in the first half of 2020 (c.0.3 per cent) and a second reduction applied in December 2020 (c.0.2 per cent) which reflects the additional resilience provided by the higher UK countercyclical capital buffer rate which in normal conditions will be set at 2 per cent (it is currently set at 0 per cent). The second reduction is currently fully offset at CET1 level by other regulatory capital requirements as at 31 December 2020

●
The capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets

●
The Group’s current countercyclical capital buffer (CCYB) requirement which is around zero per cent of risk-weighted assets, reflecting the decision made by the PRA during the first half of 2020 to reduce the UK countercyclical capital buffer rate to zero

●
The RFB sub-group’s other systemically important institution (O-SII) buffer (formerly referred to as the systemic risk buffer) of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level

●
The Group’s PRA Buffer, which the PRA sets after taking account of the results of any PRA stress tests undertaken during the year and other information, as well as outputs from the Group’s own internal stress tests. The PRA requires this buffer to remain confidential

Capital resources

An analysis of the Group’s capital position as at 31 December 2020 is presented in the following section on both a transitional arrangements basis and a fully loaded basis in respect of legacy capital securities subject to current grandfathering provisions. In addition the Group’s capital position under both bases reflects the application of the separate transitional arrangements for IFRS 9.

The following table summarises the consolidated capital position of the Group.

CAPITAL MANAGEMENT (continued)

	Transitional		Fully loaded
	At 31 Dec 2020	At 31 Dec 2019	At 31 Dec 2020	At 31 Dec 2019
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	43,278	41,697	43,278	41,697
Adjustment to retained earnings for foreseeable dividends	(404)	(1,586)	(404)	(1,586)
Deconsolidation adjustments1	2,333	2,337	2,333	2,337
Adjustment for own credit	81	26	81	26
Cash flow hedging reserve	(1,629)	(1,504)	(1,629)	(1,504)
Other adjustments3	1,721	247	1,721	247
	45,380	41,217	45,380	41,217
less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,120)	(4,179)	(3,120)	(4,179)
Prudent valuation adjustment	(445)	(509)	(445)	(509)
Excess of expected losses over impairment provisions and value adjustments	—	(243)	—	(243)
Removal of defined benefit pension surplus	(1,322)	(531)	(1,322)	(531)
Securitisation deductions	—	(185)	—	(185)
Significant investments1	(4,109)	(4,626)	(4,109)	(4,626)
Deferred tax assets	(3,562)	(3,200)	(3,562)	(3,200)
Common equity tier 1 capital	32,822	27,744	32,822	27,744
Additional tier 1
Other equity instruments	5,881	5,881	5,881	5,881
Preference shares and preferred securities2	2,705	4,127	—	—
Transitional limit and other adjustments	(1,604)	(2,474)	—	—
	6,982	7,534	5,881	5,881
less: deductions from tier 1
Significant investments1	(1,138)	(1,286)	—	—
Total tier 1 capital	38,666	33,992	38,703	33,625
Tier 2
Other subordinated liabilities2	11,556	13,003	11,556	13,003
Deconsolidation of instruments issued by insurance entities1	(1,892)	(1,796)	(1,892)	(1,796)
Adjustments for transitional limit and non-eligible instruments	1,474	2,278	(1,346)	(2,204)
Amortisation and other adjustments	(1,694)	(3,101)	(1,694)	(3,101)
	9,444	10,384	6,624	5,902
less: deductions from tier 2
Significant investments1	(942)	(960)	(2,080)	(2,246)
Total capital resources	47,168	43,416	43,247	37,281

Risk-weighted assets	202,747	203,431	202,747	203,431

Common equity tier 1 capital ratio	16.2%	13.6%	16.2%	13.6%
Tier 1 capital ratio	19.1%	16.7%	19.1%	16.5%
Total capital ratio	23.3%	21.3%	21.3%	18.3%

1
For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (via ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2
Preference shares, preferred securities and other subordinated liabilities reported as subordinated liabilities in the balance sheet.

3
Includes an adjustment applied to reserves to reflect the application of the IFRS 9 transitional arrangements for capital.

CAPITAL MANAGEMENT (continued)

Minimum requirement for own funds and eligible liabilities (MREL)

As the Group is not classified as a global systemically important bank (G-SIB) it is not directly subject to the CRR II MREL that came into force in June 2019. However the Group remains subject to the Bank of England’s MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources.

Applying the Bank of England’s MREL SoP to current minimum capital requirements, the Group’s MREL from 1 January 2020, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus Pillar 2A, equivalent to 19.8 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.

From 1 January 2022 the Group's indicative MREL, excluding regulatory capital and leverage buffers, will increase to the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 23.6 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.

In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.

The BoE has commenced a review of the current MREL framework and expects to consult on proposed changes during the year with a view to setting final end-state requirements for 1 January 2022.

An analysis of the Group’s current transitional MREL resources is provided in the table below.

	Transitional2
	At 31 Dec 2020	At 31 Dec 2019
	£m	£m

Total capital resources (transitional basis)	47,168	43,416
Ineligible AT1 and tier 2 instruments1	(582)	(874)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	194	24
Other eligible liabilities issued by Lloyds Banking Group plc3	26,946	23,554
Total MREL resources1	73,726	66,120

Risk-weighted assets	202,747	203,431

MREL ratio	36.4%	32.5%

Leverage exposure measure	666,070	654,387

MREL leverage ratio	11.1%	10.1%

1
Instruments with less than or equal to one year to maturity or governed under non-UK law without a contractual bail-in clause.

2
Until 2022, externally issued regulatory capital in operating entities can count towards the Group’s MREL resources to the extent that such capital would count towards the Group's consolidated capital resources.

3
Includes senior unsecured debt.

During 2020, the Group issued externally £4.9 billion (sterling equivalent at point of issuance) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL.

CAPITAL MANAGEMENT (continued)

Risk-weighted assets

	At 31 Dec 2020	At 31 Dec 2019
	£m	£m
Foundation Internal Ratings Based (IRB) Approach	50,435	53,842
Retail IRB Approach	65,225	63,208
Other IRB Approach	17,747	18,544
IRB Approach	133,407	135,594
Standardised (STA) Approach	23,596	24,420
Credit risk	157,003	160,014
Counterparty credit risk	5,630	5,083
Contributions to the default funds of central counterparties	436	210
Credit valuation adjustment risk	679	584
Operational risk	24,865	25,482
Market risk	2,207	1,790
Underlying risk-weighted assets	190,820	193,163
Threshold risk-weighted assets1	11,927	10,268
Total risk-weighted assets	202,747	203,431

1
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

Stress testing

The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme, the Group conducted a macroeconomic stress test of the four year operating plan in the second half of the year which shows that the Group's capital position is resilient to a further severe economic shock over and above the stress in the current economic environment.

The Group also participates in stress tests run by the Bank of England. The forthcoming 2021 solvency stress test aims to update and refine the desktop analysis undertaken by the Bank during 2020. Though it follows a different approach, it will require the Group to show how resilient it is to a severe economic shock in addition to what has been experienced over 2020 (HPI and CRE values are assumed to fall a further 33% and unemployment peaks at 11.9%).

The Climate Biennial Exploratory Scenario (CBES) is scheduled to launch in June 2021. The Group has invested significant resource to prepare for this, in particular in acquiring climate related data and will leverage the experience gained through that exercise to further embed climate risk into stress testing activities.

CAPITAL MANAGEMENT (continued)

Leverage ratio

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:

●
a minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure

●
a countercyclical leverage buffer (CCLB) which is currently 0 per cent of the total leverage exposure measure, reflecting the decision made by the PRA during the first half of 2020 to reduce the UK countercyclical capital buffer rate to zero

●
an additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.

CAPITAL MANAGEMENT (continued)

The table below summarises the component parts of the Group’s leverage ratio.

	Fully loaded
	At 31 Dec 2020	At 31 Dec 2019
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	32,822	27,744
Additional tier 1 capital	5,881	5,881
Total tier 1 capital	38,703	33,625

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	29,613	26,369
Securities financing transactions	74,322	67,424
Loans and advances and other assets	767,334	740,100
Total assets	871,269	833,893

Qualifying central bank claims	(67,093)	(49,590)

Deconsolidation adjustments1
Derivative financial instruments	(1,549)	(1,293)
Securities financing transactions	—	(334)
Loans and advances and other assets	(171,183)	(167,410)
Total deconsolidation adjustments	(172,732)	(169,037)

Derivatives adjustments
Adjustments for regulatory netting	(12,444)	(11,298)
Adjustments for cash collateral	(12,679)	(12,551)
Net written credit protection	455	458
Regulatory potential future exposure	12,535	16,337
Total derivatives adjustments	(12,133)	(7,054)

Securities financing transactions adjustments	1,713	1,164
Off-balance sheet items	60,882	53,191
Regulatory deductions and other adjustments3	(15,836)	(8,180)

Total exposure measure	666,070	654,387
Average exposure measure2	680,067

UK Leverage ratio	5.8%	5.1%
Average UK leverage ratio2	5.6%

1
Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, primarily the Group’s Insurance business.

2
The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2020 to 31 December 2020). The average of 5.6 per cent compares to 5.6 per cent at the start and 5.8 per cent at the end of the quarter.

3
Includes adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) and the accelerated implementation for the netting of regular-way purchases and sales awaiting settlement in accordance with CRR Article 500d.

CAPITAL MANAGEMENT (continued)

Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 31 Dec 2020	At 31 Dec 2019

Common equity tier 1 (£m)	30,341	27,002
Transitional tier 1 (£m)	36,185	33,249
Transitional total capital (£m)	46,052	43,153
Total risk-weighted assets (£m)	201,800	203,083
Common equity tier 1 ratio (%)	15.0%	13.3%
Transitional tier 1 ratio (%)	17.9%	16.4%
Transitional total capital ratio (%)	22.8%	21.2%
UK leverage ratio exposure measure (£m)	663,590	653,643
UK leverage ratio (%)	5.5%	5.0%

The Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under CRR Article 473a (as amended via the CRR 'Quick Fix' revisions published in June 2020).

As at 31 December 2020, static relief under the transitional arrangements amounted to £616 million (31 December 2019: £742 million) and dynamic relief amounted to £1,865 million (31 December 2019: nil) through CET1 capital.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		2020	2019
	Note	£m	£m

Interest income		14,306	16,861
Interest expense		(3,557)	(6,681)
Net interest income		10,749	10,180
Fee and commission income		2,308	2,756
Fee and commission expense		(1,148)	(1,350)
Net fee and commission income		1,160	1,406
Net trading income		7,220	18,288
Insurance premium income		8,615	9,574
Other operating income		1,423	2,908
Other income		18,418	32,176
Total income		29,167	42,356
Insurance claims		(14,041)	(23,997)
Total income, net of insurance claims		15,126	18,359
Regulatory provisions		(464)	(2,895)
Other operating expenses		(9,281)	(9,775)
Total operating expenses		(9,745)	(12,670)
Impairment		(4,155)	(1,296)
Profit before tax		1,226	4,393
Tax credit (expense)	3	161	(1,387)
Profit for the year		1,387	3,006

Profit attributable to ordinary shareholders		865	2,459
Profit attributable to other equity holders		453	466
Profit attributable to equity holders		1,318	2,925
Profit attributable to non-controlling interests		69	81
Profit for the year		1,387	3,006

Basic earnings per share	4	1.2p	3.5p
Diluted earnings per share	4	1.2p	3.4p

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2020	2019
	£m	£m
Profit for the year	1,387	3,006
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	138	(1,433)
Tax	(25)	316
	113	(1,117)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	(50)	—
Tax	(16)	12
	(66)	12
Gains and losses attributable to own credit risk:
Losses before tax	(75)	(419)
Tax	20	113
	(55)	(306)

Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	46	(30)
Income statement transfers in respect of disposals	(149)	(196)
Income statement transfers in respect of impairment	5	(1)
Tax	74	71
	(24)	(156)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	730	1,209
Net income statement transfers	(496)	(608)
Tax	(109)	(148)
	125	453
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	4	(12)
Transfers to income statement (tax: £nil)	13	—
	17	(12)
Other comprehensive income for the year, net of tax	110	(1,126)
Total comprehensive income for the year	1,497	1,880

Total comprehensive income attributable to ordinary shareholders	975	1,333
Total comprehensive income attributable to other equity holders	453	466
Total comprehensive income attributable to equity holders	1,428	1,799
Total comprehensive income attributable to non-controlling interests	69	81
Total comprehensive income for the year	1,497	1,880

CONSOLIDATED BALANCE SHEET

	At 31 Dec 2020	At 31 Dec 2019
	£m	£m

Assets
Cash and balances at central banks	73,257	55,130
Items in the course of collection from banks	299	313
Financial assets at fair value through profit or loss	171,626	160,189
Derivative financial instruments	29,613	26,369
Loans and advances to banks	10,746	9,775
Loans and advances to customers	498,843	494,988
Debt securities	5,405	5,544
Financial assets at amortised cost	514,994	510,307
Financial assets at fair value through other comprehensive income	27,603	25,092
Investments in joint ventures and associates	296	304
Goodwill	2,320	2,324
Value of in-force business	5,617	5,558
Other intangible assets	4,140	3,808
Property, plant and equipment	11,754	13,104
Current tax recoverable	660	7
Deferred tax assets	2,741	2,666
Retirement benefit assets	1,714	681
Assets arising from contracts held with reinsurers	20,385	23,567
Other assets	4,250	4,474
Total assets	871,269	833,893

CONSOLIDATED BALANCE SHEET (continued)

	At 31 Dec 2020	At 31 Dec 2019
Equity and liabilities	£m	£m

Liabilities
Deposits from banks	31,465	28,179
Customer deposits	460,068	421,320
Items in course of transmission to banks	306	373
Financial liabilities at fair value through profit or loss	22,646	21,486
Derivative financial instruments	27,313	25,779
Notes in circulation	1,305	1,079
Debt securities in issue	87,397	97,689
Liabilities arising from insurance contracts and participating investment contracts	116,060	111,449
Liabilities arising from non-participating investment contracts	38,452	37,459
Other liabilities	20,347	20,333
Retirement benefit obligations	245	257
Current tax liabilities	31	187
Deferred tax liabilities	45	44
Other provisions	1,915	3,323
Subordinated liabilities	14,261	17,130
Total liabilities	821,856	786,087

Equity
Share capital	7,084	7,005
Share premium account	17,863	17,751
Other reserves	13,747	13,695
Retained profits	4,584	3,246
Shareholders’ equity	43,278	41,697
Other equity instruments	5,906	5,906
Total equity excluding non-controlling interests	49,184	47,603
Non-controlling interests	229	203
Total equity	49,413	47,806
Total equity and liabilities	871,269	833,893

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non-controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2020	24,756	13,695	3,246	41,697	5,906	203	47,806
Comprehensive income
Profit for the year	—	—	865	865	453	69	1,387
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	113	113	—	—	113
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(24)	—	(24)	—	—	(24)
Equity shares	—	(66)	—	(66)	—	—	(66)
Gains and losses attributable to own credit risk, net of tax	—	—	(55)	(55)	—	—	(55)
Movements in cash flow hedging reserve, net of tax	—	125	—	125	—	—	125
Currency translation differences (tax: £nil)	—	17	—	17	—	—	17
Total other comprehensive income	—	52	58	110	—	—	110
Total comprehensive income1	—	52	923	975	453	69	1,497
Transactions with owners
Dividends	—	—	—	—	—	(41)	(41)
Distributions on other equity instruments	—	—	—	—	(453)	—	(453)
Issue of ordinary shares	191	—	—	191	—	—	191
Movement in treasury shares	—	—	293	293	—	—	293
Value of employee services:
Share option schemes	—	—	48	48	—	—	48
Other employee award schemes	—	—	74	74	—	—	74
Changes in non-controlling interests	—	—	—	—	—	(2)	(2)
Total transactions with owners	191	—	415	606	(453)	(43)	110
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	—	—	—	—	—	—
At 31 December 2020	24,947	13,747	4,584	43,278	5,906	229	49,413

1
Total comprehensive income attributable to owners of the parent was £1,428 million (2019: £1,799 million; 2018: £4,295 million).

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non-controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2019	24,835	13,210	5,389	43,434	6,491	274	50,199
Comprehensive income
Profit for the year	—	—	2,459	2,459	466	81	3,006
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(1,117)	(1,117)	—	—	(1,117)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(156)	—	(156)	—	—	(156)
Equity shares	—	12	—	12	—	—	12
Gains and losses attributable to own credit risk, net of tax	—	—	(306)	(306)	—	—	(306)
Movements in cash flow hedging reserve, net of tax	—	453	—	453	—	—	453
Currency translation differences (tax: £nil)	—	(12)	—	(12)	—	—	(12)
Total other comprehensive income	—	297	(1,423)	(1,126)	—	—	(1,126)
Total comprehensive income	—	297	1,036	1,333	466	81	1,880
Transactions with owners
Dividends	—	—	(2,312)	(2,312)	—	(138)	(2,450)
Distributions on other equity instruments	—	—	—	—	(466)	—	(466)
Issue of ordinary shares	107	—	—	107	—	—	107
Share buyback	(189)	189	(1,095)	(1,095)	—	—	(1,095)
Redemption of preference shares	3	(3)	—	—	—	—	—
Issue of other equity instruments	—	—	(3)	(3)	896	—	893
Redemptions of other equity instruments	—	—	—	—	(1,481)	—	(1,481)
Movement in treasury shares	—	—	(3)	(3)	—	—	(3)
Value of employee services:
Share option schemes	—	—	71	71	—	—	71
Other employee award schemes	—	—	165	165	—	—	165
Changes in non-controlling interests	—	—	—	—	—	(14)	(14)
Total transactions with owners	(79)	186	(3,177)	(3,070)	(1,051)	(152)	(4,273)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	2	(2)	—	—	—	—
At 31 December 2019	24,756	13,695	3,246	41,697	5,906	203	47,806

CONSOLIDATED CASH FLOW STATEMENT

	2020	2019
	£m	£m

Profit before tax	1,226	4,393
Adjustments for:
Change in operating assets	(18,650)	(11,049)
Change in operating liabilities	35,737	3,642
Non-cash and other items	9,594	15,573
Tax paid	(736)	(1,278)
Net cash provided by operating activities	27,171	11,281
Cash flows from investing activities
Purchase of financial assets	(8,589)	(9,730)
Proceeds from sale and maturity of financial assets	6,347	9,631
Purchase of fixed assets	(2,901)	(3,442)
Proceeds from sale of fixed assets	1,146	1,432
Acquisition of businesses, net of cash acquired	(3)	(21)
Net cash used in investing activities	(4,000)	(2,130)
Cash flows from financing activities
Dividends paid to ordinary shareholders	—	(2,312)
Distributions on other equity instruments	(453)	(466)
Dividends paid to non-controlling interests	(41)	(138)
Interest paid on subordinated liabilities	(1,095)	(1,178)
Proceeds from issue of other equity instruments	—	893
Proceeds from issue of ordinary shares	144	36
Share buyback	—	(1,095)
Repayment of subordinated liabilities	(3,874)	(818)
Redemption of other equity instruments	—	(1,481)
Net cash used in financing activities	(5,319)	(6,559)
Effects of exchange rate changes on cash and cash equivalents	(196)	(5)
Change in cash and cash equivalents	17,656	2,587
Cash and cash equivalents at beginning of year	57,811	55,224
Cash and cash equivalents at end of year	75,467	57,811

Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 31 December 2020 is £84 million (31 December 2019: £49 million) held within the Group's long-term insurance and investments businesses, which is not immediately available for use in the business.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting policies and presentation

These condensed consolidated financial statements as at and for the year to 31 December 2020 have been prepared in accordance with the Listing Rules of the Financial Conduct Authority (FCA) relating to Preliminary Announcements and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements. Copies of the 2020 Annual Report and Accounts will be available on the Group’s website and upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The accounting policies are consistent with those applied by the Group in its 2019 Annual Report and Accounts. The Group’s accounting policies are set out in full in the 2020 Annual Report and Accounts.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing this release. In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and are satisfied that these will be maintained at adequate levels for the foreseeable future.

2. Critical accounting judgements and estimates

Base Case and MES Economic Assumptions

The Group’s base case economic scenario has continued to be revised in light of the impact of the coronavirus pandemic in the UK and globally. The scenario reflects judgements of the net effect of government-mandated restrictions on economic activity, large-scale government interventions, and behavioural changes by households and businesses that may persist beyond the rollout of coronavirus vaccination programmes.

Despite large-scale vaccination efforts commencing in the UK and globally, there remains considerable uncertainty about the pace and eventual extent of the post-pandemic recovery. The Group’s current base case scenario builds in three key conditioning assumptions. First, the UK vaccine rollout successfully protects the elderly, key workers and the clinically vulnerable by mid-2021. Second, national lockdowns end by April 2021, allowing a phased return to a tiered system of restrictions that are progressively eased in the second quarter and second half of 2021, leaving only limited restrictions in place by the end of 2021. Third, government policy measures including specifically the furlough scheme continue to provide support for the duration of severe economic restrictions, through to mid-2021.

Conditioned on the above assumptions and despite the recovery in economic activity resuming from the second quarter of 2021, the Group’s base case outlook assumes a rise in the unemployment rate and weakness in residential and commercial property prices. Risks around this base case economic view lie in both directions and are partly captured by the MES generated. But uncertainties relating to the key conditioning assumptions, including epidemiological developments and the efficacy of vaccine rollouts, are not specifically captured by the MES scenarios. These specific risks have been recognised outside the modelled scenarios published below.

The Group has accommodated the latest available information at the reporting date in defining its base case scenario and generating the MES. The scenarios include forecasts for key variables in the fourth quarter of 2020, for which actuals may have since emerged prior to publication.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Critical accounting judgements and estimates (continued)

Base case scenario by quarter1

	First quarter 2020	Second quarter 2020	Third quarter 2020	Fourth quarter 2020	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021
	%	%	%	%	%	%	%	%

Gross domestic product	(3.0)	(18.8)	16.0	(1.9)	(3.8)	5.6	3.6	1.5
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	4.0	4.1	4.8	5.0	5.2	6.5	8.0	7.5
House price growth	2.8	2.6	7.2	5.9	5.5	4.7	(1.6)	(3.8)
Commercial real estate price growth	(5.0)	(7.8)	(7.8)	(7.0)	(6.1)	(2.9)	(2.2)	(1.7)

1
Gross domestic product presented quarter on quarter, house price growth and commercial real estate growth presented year on year - i.e. from the equivalent quarter the previous year. Bank Rate is presented end quarter.

Generation of Multiple Economic Scenarios (MES)

The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. The Group considers the choice of approach used to generate the range of economic outcomes to be judgemental, given several methods can be adopted. In addition to a defined base case, as used for planning, the Group’s approach relies on model-generated scenarios, reducing scope for bias in the selection of scenarios and their weightings. The conditioning assumptions underpinning the base case scenario reflect the Group’s best view of future events. Where outcomes materially diverge from the conditioning assumptions adopted, the base case scenario is updated. The base case is therefore central to the range of outcomes created as no alternative conditioning assumptions are factored into the model-generated scenarios.

The Group models a full distribution of economic scenarios around this base case, ranking them using estimated relationships with industry-wide historical loss data. The full distribution is summarised by a practical number of scenarios to run through ECL models representing four sections: an upside, the base case, and a downside scenario weighted at 30 per cent each, with a severe downside scenario weighted at 10 per cent. With the base case already pre-defined, the other three scenarios are constructed as averages of constituent modelled scenarios around the 15th, 75th and 95th percentiles of the distribution. The scenario weights therefore represent the allocation to each summary segment of the distribution and not a subjective view on likelihood. The inclusion of a severe downside scenario with a smaller weighting but relatively large credit losses, ensures the non-linearity of losses in the tail of the distribution is captured when ECL based on the weighted result of the four scenarios is calculated.

A committee under the chairmanship of the Chief Economist meets at least quarterly to review and, if appropriate, recommend changes to the method by which economic scenarios are generated; for approval by the Chief Financial Officer and Chief Risk Officer. In 2020, a change was made to the way in which the distribution of scenarios is created. This change allows for a greater dispersal of economic outcomes in the early periods of the forecast, to recognise the increased near-term profile of risks present since the onset of the coronavirus pandemic. This change allows for a wider distribution of losses both on the upside and downside, although is most evident in the severe downside scenario, given it represents a more adverse segment of the distribution. The change is estimated to have driven an additional £200 million of ECL resulting from the inclusion of more adverse economic outcomes.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Critical accounting judgements and estimates (continued)

Scenarios by year

Key annual assumptions made by the Group are shown below. Gross domestic product is presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period.

	2020	2021	2022	2023	2024
	%	%	%	%	%

Upside
Gross domestic product	(10.5)	3.7	5.7	1.7	1.5
UK Bank Rate	0.10	1.14	1.27	1.20	1.21
Unemployment rate	4.3	5.4	5.4	5.0	4.5
House price growth	6.3	(1.4)	5.2	6.0	5.0
Commercial real estate price growth	(4.6)	9.3	3.9	2.1	0.3
Base case
Gross domestic product	(10.5)	3.0	6.0	1.7	1.4
UK Bank Rate	0.10	0.10	0.10	0.21	0.25
Unemployment rate	4.5	6.8	6.8	6.1	5.5
House price growth	5.9	(3.8)	0.5	1.5	1.5
Commercial real estate price growth	(7.0)	(1.7)	1.6	1.1	0.6
Downside
Gross domestic product	(10.6)	1.7	5.1	1.4	1.4
UK Bank Rate	0.10	0.06	0.02	0.02	0.03
Unemployment rate	4.6	7.9	8.4	7.8	7.0
House price growth	5.6	(8.4)	(6.5)	(4.7)	(3.0)
Commercial real estate price growth	(8.7)	(10.6)	(3.2)	(0.8)	(0.8)
Severe downside
Gross domestic product	(10.8)	0.3	4.8	1.3	1.2
UK Bank Rate	0.10	0.00	0.00	0.01	0.01
Unemployment rate	4.8	9.9	10.7	9.8	8.7
House price growth	5.3	(11.1)	(12.5)	(10.7)	(7.6)
Commercial real estate price growth	(11.0)	(21.4)	(9.8)	(3.9)	(0.8)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Critical accounting judgements and estimates (continued)

Economic assumptions - five year average

The key UK economic assumptions made by the Group averaged over a five-year period are shown below. The five-year period reflects movements within the current reporting year such that 31 December 2020 reflects five years 2020 to 2024. The prior year comparative data has been re-presented to align to the equivalent period, 2019 to 2023. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date, and recognises that credit models utilise both level and annual change in calculating ECL. The use of calendar years also maintains a comparability between tables disclosed.

	Upside	Base case	Downside	Severe downside
	%	%	%	%

At 31 December 2020
Gross domestic product	0.3	0.1	(0.4)	(0.8)
UK Bank Rate	0.98	0.15	0.05	0.02
Unemployment rate	5.0	5.9	7.1	8.8
House price growth	4.2	1.1	(3.5)	(7.5)
Commercial real estate price growth	2.1	(1.1)	(4.9)	(9.7)

At 31 December 2019
Gross domestic product	1.6	1.3	1.0	0.3
UK Bank Rate	1.87	1.15	0.51	0.17
Unemployment rate	3.9	4.3	5.5	6.7
House price growth	5.1	1.4	(2.5)	(7.0)
Commercial real estate price growth	1.6	(0.3)	(3.9)	(7.3)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Critical accounting judgements and estimates (continued)

ECL sensitivity to economic assumptions

The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the Stage 2 allocation is constant across all the scenarios. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities.

	Probability-weighted	Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m

At 31 December 2020
UK Mortgages	1,027	614	804	1,237	2,306
Other Retail	2,368	2,181	2,310	2,487	2,745
Commercial Banking	2,402	1,910	2,177	2,681	3,718
Other	450	448	450	450	456
ECL allowance	6,247	5,153	5,741	6,855	9,225

At 31 December 2019
UK Mortgages	569	317	464	653	1,389
Other Retail	1,521	1,443	1,492	1,564	1,712
Commercial Banking	1,315	1,211	1,258	1,382	1,597
Other	50	50	50	50	50
ECL allowance	3,455	3,021	3,264	3,649	4,748

The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged.

The table below shows the impact on the Group’s ECL in respect of UK mortgages resulting from a decrease/increase in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase/decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 31 December 2020		At 31 December 2019
	10pp increasein HPI	10pp decreasein HPI	10pp increasein HPI	10pp decreasein HPI

ECL impact, £m	(206)	284	(110)	147

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Critical accounting judgements and estimates (continued)

The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12 month and lifetime PDs.

	At 31 December 2020		At 31 December 2019
	1pp increase in unemployment	1pp decrease in unemployment	1pp increase in unemployment	1pp decrease in unemployment
	£m	£m	£m	£m

UK Mortgages	25	(23)	33	(34)
Other Retail	54	(54)	39	(54)
Commercial Banking	125	(112)	68	(54)
Other	1	(1)	1	(1)
ECL impact	205	(190)	141	(143)

Application of judgement in adjustments to modelled ECL

Impairment models fall within the Group’s Model Risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group’s impairment models or data inputs, may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model overlays.

Judgements are not typically assessed under each distinct economic scenario used to generate ECL, but instead are applied on the basis of final modelled ECL which reflects the probability weighted view of all scenarios. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria within a reasonable timeframe.

At 31 December 2020 the coronavirus pandemic and the various support measures that have been put in place have resulted in an economic environment which differs significantly from the historical economic conditions upon which the impairment models have been built. As a result there is a greater need for management judgements to be applied alongside the use of models. At 31 December 2020 management judgement resulted in additional ECL allowances totalling £1,383 million (2019: £153 million). This comprises judgements added due to COVID-19 in the year and other judgements not directly linked to COVID-19 but which have increased in size under the current outlook. The table below analyses total ECL allowance at 31 December 2020 by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Critical accounting judgements and estimates (continued)

	Modelled ECL	Individually assessed	Judgements due to COVID-191	Other judgements	Total ECL
	£m	£m	£m	£m	£m

At 31 December 2020
UK Mortgages	481	—	36	510	1,027
Other Retail	2,060	—	321	(13)	2,368
Commercial Banking	1,051	1,222	131	(2)	2,402
Other	50	—	400	—	450
Total	3,642	1,222	888	495	6,247

At 31 December 2019
UK Mortgages	386	—	—	183	569
Other Retail	1,531	—	—	(10)	1,521
Commercial Banking	445	890	—	(20)	1,315
Other	50	—	—	—	50
Total	2,412	890	—	153	3,455

1
Judgements introduced in 2020 due to the impact that COVID-19 and resulting interventions have had on the Group’s economic outlook and observed loss experience, which have required additional model limitations to be addressed.

Central overlay in respect of economic uncertainty: £400 million

An important element of the methodology used to calculate the Group’s ECL allowance is the determination of a base case economic scenario, predicated on certain conditioning assumptions, from which alternative scenarios are derived using stochastic shocks. The rapid evolution of the pandemic and significant changes that this has brought about could continue into 2021 and may partially invalidate the conditioning assumptions that underpin the Group’s base case scenario. Management believes that the risks to the conditioning assumptions around the base case scenario are markedly to the downside, reflecting notably the potential for a material delay in the vaccination programme or reduction in its effectiveness from further virus mutation and the corresponding delayed withdrawal of restrictions on social interaction or introduction of further lockdowns. The Group's ECL allowances are required to reflect an unbiased probability-weighted view of all possible future outcomes and therefore management believes that an adjustment is required to capture these additional risks.

An adjustment of £400 million has been made to increase the Group’s ECL allowances to reflect this increased uncertainty around the conditioning assumptions. This equates to a 1 percentage point increase in unemployment allied with a 5 per cent lower HPI in 2021, reflecting a more immediate and therefore greater ECL impact than the gradual increase reflected in the stated univariate sensitivity. It is proportionate to the level of volatility seen in forecasts as the pandemic has unfolded and is also equivalent to a 10 per cent re-weighting from the upside to the severe downside scenario. The adjustment, which has not been allocated to a specific portfolio, has been allocated against Stage 1 assets given the downside risks are largely considered to relate to exposures with currently low default probabilities, the majority of which are in Stage 1. Through 2021 the scale of the uncertainty is expected to diminish and the need for this adjustment will then be reassessed.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Taxation

The UK corporation tax rate for the year was 19.0 per cent (2019: 19.0 per cent). An explanation of the relationship between tax credit (expense) and accounting profit is set out below.

	2020	2019
	£m	£m

Profit before tax	1,226	4,393
UK corporation tax thereon	(233)	(835)
Impact of surcharge on banking profits	(107)	(364)
Non-deductible costs: conduct charges	(24)	(370)
Non-deductible costs: bank levy	(38)	(43)
Other non-deductible costs	(74)	(121)
Non-taxable income	59	40
Tax relief on coupons on other equity instruments	86	89
Tax-exempt gains on disposals	81	102
Tax losses where no deferred tax recognised	(58)	18
Remeasurement of deferred tax due to rate changes	350	(6)
Differences in overseas tax rates	15	(14)
Policyholder tax	(46)	(67)
Policyholder deferred tax asset in respect of life assurance expenses	49	(53)
Adjustments in respect of prior years	104	237
Tax effect of share of results of joint ventures	(3)	—
Tax credit (expense)	161	(1,387)

4. Earnings per share

	2020	2019
	£m	£m

Profit attributable to ordinary shareholders – basic and diluted	865	2,459

	2020	2019
	million	million

Weighted-average number of ordinary shares in issue – basic	70,606	70,603
Adjustment for share options and awards	650	682
Weighted-average number of ordinary shares in issue – diluted	71,256	71,285

Basic earnings per share	1.2p	3.5p
Diluted earnings per share	1.2p	3.4p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. Provisions for liabilities and charges

Payment protection insurance (excluding MBNA)

The Group has made provisions for PPI costs totalling £21,960 million; of which £85 million was recognised in the final quarter of the year ended 31 December 2020. Of the approximately six million enquiries received pre-deadline, more than 99 per cent have now been processed. The £85 million charge in the fourth quarter was driven by the impact of coronavirus delaying operational activities during 2020, the final stages of work to ensure operational completeness ahead of an orderly programme close and final validation of information requests and complaints with third parties that resulted in a limited number of additional complaints to be handled. A small part of the costs incurred during the year also reflect the costs associated with litigation activity to date.

At 31 December 2020, a provision of £201 million remained unutilised relating to complaints and associated administration costs excluding amounts relating to MBNA. Total cash payments were £1,462 million during the year ended 31 December 2020.

Payment protection insurance (MBNA)

As announced in December 2016, the Group's exposure continues to remain capped at £240 million under the terms of the MBNA sale and purchase agreement. No additional charge has been made by MBNA to its PPI provision in the year ended 31 December 2020.

Other provisions for legal actions and regulatory matters

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2020 the Group charged a further £379 million in respect of legal actions and other regulatory matters, and the unutilised balance at 31 December 2020 was £380 million (31 December 2019: £528 million). The most significant items are as follows.

HBOS Reading – review

The Group completed its compensation assessment for those within the Customer Review in 2019 with more than £109 million of compensation paid, in addition to £15 million for ex-gratia payments and £6 million for the reimbursement of legal fees. The Group is applying the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel, an extension of debt relief and a wider definition of de facto directors. Further details of the panel were announced on 3 April 2020 and the panel's full scope and methodology was published on 7 July 2020. The panel’s stated objective is to consider cases via a non-legalistic and fair process, and to make their decisions in a generous, fair and common-sense manner. Details of an appeal process for the further assessments of debt relief and de facto director status have also been announced. The Group continues to make progress on its assessment of claims for further debt relief and de facto director status, completing preliminary assessments for 98 per cent of claims on both debt relief and de facto directors. As part of these activities the Group has recorded charges in relation to compensation payments and associated costs (projected to the fourth quarter of 2021) in 2020 in applying the recommendations, in respect of debt relief and de facto director status. During 2021, decisions from the independent panel re-review on direct and consequential losses will start to be issued, which is likely to result in further charges but it is not possible to estimate the potential impact at this stage. The Group is committed to implementing Sir Ross' recommendations in full.

The Dame Linda Dobbs review, which is considering the Group’s handling of HBOS Reading between January 2009 and January 2017, is now expected to complete towards the end of 2021. The cost of undertaking the review is included in the revised provision.

The 2020 charge of £159 million, and lifetime cost of £435 million, includes both compensation payments and operational costs.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Arrears handling related activities

The Group has provided an additional £35 million in the year ended 31 December 2020 for arrears handling related activities, bringing the total provided to date to £1,016 million; the unutilised balance at 31 December 2020 was £62 million.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The German industry-wide issue regarding notification of contractual 'cooling off' periods continued to lead to a similar number of claims in 2020 as 2019. The total provision made to 31 December 2020 was £674 million (31 December 2019: £656 million); utilisation of the provision was £28 million in the year ended 31 December 2020 (2019: £28 million); the remaining unutilised provision as at 31 December 2020 was £93 million (31 December 2019: £101 million). The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

6. Contingent liabilities and commitments

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not involved in the ongoing litigation which involves card schemes such as Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

●
litigation brought by retailers against both Visa and Mastercard continues in the English Courts (and includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that historic interchange arrangements of Mastercard and Visa infringed competition law); and

●
litigation brought on behalf of UK consumers in the English Courts against Mastercard, which the Supreme Court has now confirmed can proceed.

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference stock as part of the consideration for the sale of its shares in Visa Europe. In 2020, some of these Visa preference shares were converted into Visa Inc Class A common stock (in accordance with the provisions of the Visa Europe sale documentation) and they were subsequently sold by the Group. The sale had no impact on this contingent liability.

LIBOR and other trading rates

Certain Group companies, together with other panel banks, have been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate. Certain of the plaintiffs' claims have been dismissed by the US Federal Court for the Southern District of New York (subject to appeals).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. Contingent liabilities and commitments (continued)

Certain Group companies are also named as defendants in (i) UK based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

Furthermore, the Swiss Competition Commission concluded its investigation against Lloyds Bank plc in June 2019. However, the Group continues to respond to litigation arising out of the investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in early 2022. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £810 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £270 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All material such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. Dividends on ordinary shares

The directors have recommended a final dividend, which is subject to approval by the shareholders at the Annual General Meeting, of 0.57 pence per share representing a total dividend of £404 million, the maximum allowable under PRA guidelines, which will be paid on 25 May 2021.

At the time of approving the Group’s results for the year ended 31 December 2019, the directors recommended a final dividend of 2.25 pence per share representing a total dividend of £1,586 million, which was to be paid on 27 May 2020. However, on 31 March 2020 the Group announced the cancellation of its final 2019 ordinary dividend. This decision was taken by the Board at the specific request of the regulator, the PRA, in line with all other major UK listed banks, as a result of the developing coronavirus crisis.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the recommended dividend are:

Shares quoted ex-dividend	15 April 2021

Record date	16 April 2021

Final date for joining or leaving the dividend reinvestment plan	4 May 2021

Dividend paid	25 May 2021

8. Other information

The financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2020 will be published on the Group’s website. The report of the auditor on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not include a statement under sections 498(2) or 498(3) of the Act. The statutory accounts for the year ended 31 December 2019 have been filed with the Registrar of Companies.
FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to, statements or guidance relating to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; the Group’s ESG targets and/or commitments; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality impacting the recoverability and value of balance sheet assets; concentration of financial exposure; management and monitoring of conduct risk; exposure to counterparty risk (including but not limited to third parties conducting illegal activities without the Group’s knowledge); instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU), the EU-UK Trade and Cooperation Agreement, and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the COVID-19 pandemic) and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, or other such events; geopolitical unpredictability; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the UK's exit from the EU; changes to regulatory capital or liquidity requirements (including regulatory measures to restrict distributions to address potential capital and liquidity stress) and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key laws, legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission for a discussion of certain factors and risks. Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

SUMMARY OF ALTERNATIVE PERFORMANCE MEASURES

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation is set out below.

Asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers after releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Banking net interest margin	Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross banking interest-earning assets for the period
Business as usual costs	Operating costs, less investment expensed and depreciation
Cost:income ratio	Total costs as a percentage of net income calculated on an underlying basis
Gross asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers before releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Loan to deposit ratio	Loans and advances to customers net of allowance for impairment losses and excluding reverse repurchase agreements divided by customer deposits excluding repurchase agreements on an underlying basis
Present value of new business premium	The total single premium sales received in the period (on an annualised basis) plus the discounted value of premiums expected to be received over the term of the new regular premium contracts
Return on risk-weighted assets	Underlying profit before tax divided by average risk-weighted assets
Return on tangible equity - existing basis
Statutory profit after tax adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

Return on tangible equity - new basis	Statutory profit after tax adjusted to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets
Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the weighted average number of ordinary shares in issue
Trading surplus	Underlying profit before impairment charge
Underlying, or 'above the line' profit	Statutory profit adjusted for certain items as detailed in the Basis of Presentation

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Edward Sands

Director of Investor Relations

020 7356 1585

edward.sands@lloydsbanking.com

Nora Thoden

Director of Investor Relations - ESG

020 7356 2334

nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw

External Relations Director

020 7356 2362

grant.ringshaw@lloydsbanking.com

Matt Smith

Head of Media Relations

020 7356 3522

matt.smith@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 24 February 2021